Goldman Sachs Funds

CORE[SM] EQUITY FUNDS

Semiannual Report February 28, 2002



Long-term capital growth potential through diversified portfolios of equity investments using CORE, a proprietary quantitative approach to stock selection and portfolio construction.

Goldman Sachs CORE Equity Funds

Dear Shareholder:

During the six-month reporting period, stocks around the world exhibited surprising resiliency. Despite a weak economy, falling corporate profits, accounting concerns, and the September 11 terrorist attacks, the equity markets in both the United States and abroad only fell slightly.

Economic Review

Throughout much of the period covered by this report, the U.S. economy was in the midst of a mild recession. While it was initially assumed that this was triggered by the September 11 terrorist attacks, economic data pointed to the contraction beginning in March 2001. To stimulate the economy, the Federal Reserve Board (the "Fed") lowered its federal funds rate (the rate U.S. banks charge each other for overnight loans) a record 11 times during 2001, including 4 times following the attacks.

As we write this letter, there is mounting evidence that an economic recovery is taking place. The U.S. gross domestic product (GDP) registered a gain in the fourth quarter 2001, aided by a rise in consumer and government spending. As such, the Fed chose not to lower interest rates during its January 2002 meeting, and on March 7, Federal Reserve Board Chairman Alan Greenspan stated that "the evidence increasingly suggests that an economic expansion is already well underway." In particular, manufacturing, consumer spending, and personal income has risen in recent weeks.

Market Review

Given the uncertainties around the globe, the U.S. equity market performed relatively well during the reporting period, with the S&P 500 Index falling only 1.67%. It was generally believed that the equity markets would experience a prolonged decline following the events of September 11th. However, after an initial plunge in share prices, stocks rallied strongly, as investors anticipated a rebound in the global economies. During the fourth quarter 2001, the S&P 500 Index gained 10.69%, the Russell 2000 Index of small-cap stocks jumped 21.09%, and the technology-laden NASDAQ Composite Index surged 30.13% — its second best quarter since its inception in 1971.

The markets gave back some of these gains during the first two months of 2002. This was largely due to concerns regarding the scope of accounting irregularities following the bankruptcies of Enron and Global Crossing, and mixed signals on the economic front. However, in recent weeks investors have responded positively to signs that the economic recovery may occur sooner rather than later, which could lead to a rebound in corporate profits as the year progresses.

As always, we appreciate your confidence and look forward to serving your investment needs in the future.

Sincerely,

David W. Blood
Head, Goldman Sachs Asset Management

March 18, 2002

CORE℠ U.S. Equity Fund

as of February 28, 2002

Assets Under Management

$870.4 Million

Number of Holdings

187

NASDAQ SYMBOLS

Class A Shares

GSSQX

Class B Shares

GSSBX

Class C Shares

GSUSX

Institutional Shares

GSELX

Service Shares

GSESX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	−1.60%	−1.67%
Class B	−1.97	−1.67
Class C	−1.93	−1.67
Institutional	−1.42	−1.67
Service	−1.66	−1.67

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects fee waivers and expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index does not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−16.17%	−16.37%	−12.86%	−10.93%	−11.42%
Five Years	8.19	8.27	N/A	9.94	9.39
Ten Years	10.75	N/A	N/A	N/A	11.37[4]
Since Inception	11.08	9.62	4.40	13.33	11.67[4]
	(5/24/91)	(5/1/96)	(8/15/97)	(6/15/95)	(5/24/91)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to 6/7/96 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the CORE U.S. Equity Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
General Electric Co.	3.5%	Financial Services
Pfizer, Inc.	3.5	Drugs
Citigroup, Inc.	3.3	Banks
Exxon Mobil Corp.	2.8	Energy Reserves
Microsoft Corp.	2.5	Computer Software
Merck & Co., Inc.	2.4	Drugs
Johnson & Johnson	2.4	Drugs
Wal-Mart Stores, Inc.	2.3	Department Stores
Bank of America Corp.	2.0	Banks
International Business Machines, Inc.	1.8	Computer Software

The top 10 holdings may not be representative of the Fund's future investments.

CORE U.S. Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs CORE U.S. Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –1.60%, –1.97%, –1.93%, –1.42%, and –1.66%, respectively. These returns compare to the –1.67% cumulative total return of the Fund's benchmark, the S&P 500 Index.

The CORE strategy is a well-defined investment process that has historically provided consistent, risk-managed performance. We seek to buy stocks that are attractively valued and favored by fundamental research analysts, have experienced good momentum, and are more stable. The diversification of our models typically adds value, because when one theme does not work, others usually do. For example, when momentum stocks underperform, value stocks typically advance more than average. The Funds are constructed taking into account a stock's risk characteristics and its expected return.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality and Profitability, and a Fundamental Research assessment. Over the six-month reporting period, returns for the various themes were mixed. Profitability continued to take the lead (as it has since it was introduced into the CORE process last year), contributing the most to positive excess returns over the benchmark. Valuation came in at a close second, contributing steadily in 2001 through February 2002. Meanwhile, returns for Earnings Quality and Fundamental Research were largely flat, while Momentum posted negative returns for the period relative to the benchmark.

Portfolio Highlights

The Fund's best relative performers for the period relative to the benchmark were stocks in the Technology sector, followed by Energy and top-weighted Financials. On the other hand, stock selection in Industrials and Basic Materials was less successful. Examples of stocks that contributed most to the Fund's performance were overweight positions in Johnson Controls, Inc. and PeopleSoft, Inc., and an underweight position in Enron Corp. Among the Fund's least successful holdings were overweight positions in Dynegy Inc. and AT&T Wireless Services, Inc., and a slight underweight position in WorldCom Group.



*T*he Goldman Sachs

CORE U.S. Equity Fund seeks

long-term growth of capital

and dividend income by

investing in a broadly

diversified portfolio of

large-cap and blue chip

equity investments

representing all major

sectors of the U.S. economy.



CORE INVESTMENT PROCESS

1 Stock Selection

Phase 1: Quantitative Analysis
- **Comprehensive** – Computer model performs daily evaluation of more than 3,000 domestic stocks and 2,000 international stocks.
- **Rigorous** – Model provides thorough analysis of the value, momentum and risk characteristics of every stock.
- **Objective** – Quantitative analysis applied without bias across the board.

Phase 2: Qualitative Research
- **Extensive** – Insights from Goldman, Sachs & Co. analysts and more than 2,800 analysts at 200 brokerage firms.
- **Fundamental** – Analysis of buy/hold/sell options are systematically factored into how we rank each of the 3,000+ domestic stocks.
- **Insightful** – Addresses factors such as new production introductions or management changes that a purely quantitative model cannot evaluate.

2 Portfolio Construction

Benchmark driven
- Computer optimizer calculates numerous security combinations at numerous weightings to identify an efficient risk/return portfolio given each CORE Fund's benchmark.

Sector and size neutral
- Portfolios ultimately have similar style, risk, sector and market capitalization characteristics to the benchmark.

3 RESULT

Fully invested portfolios that:
- Offer **broad access** to a well-defined stock universe.
- Aim to outperform their benchmarks through **consistent, disciplined stock selection.**
- Are effective tools for implementing **asset allocation strategies.**

Portfolio Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should perform better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

CORE[SM] Large Cap Growth Fund

as of February 28, 2002

Assets Under Management

$568.4 Million

Number of Holdings

139

NASDAQ SYMBOLS

Class A Shares

GLCGX

Class B Shares

GCLCX

Class C Shares

GLCCX

Institutional Shares

GCGIX

Service Shares

GSCLX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell 1000 Growth Index[2]
Class A	−2.65%	−2.41%
Class B	−3.00	−2.41
Class C	−3.09	−2.41
Institutional	−2.45	−2.41
Service	−2.67	−2.41

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects fee waivers and expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charge.

[2] The Russell 1000 Growth Index is an unmanaged market capitalization weighted index of the 1000 largest U.S. companies with higher price-to-book ratios and higher forecasted growth values. The Index figures do not reflect the deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−25.72%	−25.87%	−22.81%	−21.06%	−21.49%
Five Years	6.20[4]	N/A	N/A	7.77[4]	7.28[4]
Ten Years	11.20	N/A	N/A	12.06	11.81
Since Inception	12.41[4] (11/11/91)	4.90 (5/1/97)	1.75 (8/15/97)	13.24[4] (11/11/91)	12.99[4] (11/11/91)

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Institutional and Service Shares prior to May 1, 1997 (commencement of operations) is that of Class A Shares. Class A Share performance for such period is that of a predecessor separate account (which converted into Class A Shares) adjusted to reflect the higher fees and expenses applicable to the Fund's Class A Shares. Although the predecessor separate account was managed by Goldman Sachs Asset Management in a manner and pursuant to investment objectives in all material respects equivalent to management and investment objectives of the CORE Large Cap Growth Fund, the separate account was not registered under the Investment Company Act of 1940 (the "Act") and was not subject to certain investment restrictions imposed by the Act. If it had registered under the Act, performance might have been adversely affected. The fees applicable to Institutional and Service Shares are different from those applicable to Class A Shares, which impacts performance ratings and rankings for a class of shares.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
General Electric Co.	7.3%	Financial Services
Pfizer, Inc.	6.6	Drugs
Microsoft Corp.	5.3	Computer Software
Intel Corp.	3.8	Semiconductors
International Business Machines, Inc.	3.7	Computer Software
AOL Time Warner, Inc.	3.4	Entertainment
Merck & Co., Inc.	3.1	Drugs
Wal-Mart Stores, Inc.	3.1	Department Stores
Abbott Laboratories	2.5	Medical Products
Dell Computer Corp.	2.4	Computer Hardware

The top 10 holdings may not be representative of the Fund's future investments.

CORE Large Cap Growth Fund

Dear Shareholder,

We are pleased to report on the performance of the Goldman Sachs CORE Large Cap Growth Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service shares generated cumulative total returns, without sales charges, of –2.65%, –3.00%, –3.09%, –2.45%, and –2.67%, respectively. These returns compare to the –2.41% cumulative total return of the Fund's benchmark, the Russell 1000 Growth Index.

The CORE strategy is a well-defined investment process that has historically provided consistent, risk-managed performance. We seek to buy stocks that are attractively valued and favored by fundamental research analysts, have experienced good momentum, and are more stable. The diversification of our models typically adds value, because when one theme doesn't work, others usually do. For example, when momentum stocks underperform, value stocks typically advance more than average. Portfolios are constructed taking into account stocks' risk characteristics as well as their expected returns.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality and Profitability, as well as a Fundamental Research assessment. Over the six-month reporting period, returns to these themes were mixed, but positive overall. Profitability continued to take the lead (as it has since it was introduced into the CORE process last year), contributing the most to positive excess returns relative to the benchmark. Valuation came in at a close second, contributing steadily during the period. Meanwhile, returns to Fundamental Research were largely flat, while Earnings Quality and Momentum posted negative returns for the period versus the benchmark.

Portfolio Highlights

The Fund's best relative performers were stocks in the top-weighted Technology sector and in Utilities. Our stock selection in Health Care and Consumer Cyclicals was less successful. Examples of stocks that contributed most to our relative performance were overweights in L-3 Communications Holdings, Inc., and underweights in Sun Microsystems, Inc. and AES Corporation. Among the Fund's least successful holdings were overweights in Tyco International Ltd. (since eliminated from the portfolio), Dynegy Inc., and IVAX Corporation.



The Goldman Sachs

CORE Large Cap Growth Fund

seeks long-term growth of

capital, primarily by investing

in a broadly diversified

portfolio of equity investments

in large-cap U.S. issuers that

are expected to have better

prospects for earnings growth

than the growth rate of the

general domestic economy.

Portfolio Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should perform better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection, as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

CORE℠ Small Cap Equity Fund

as of February 28, 2002

Assets Under Management

$169.7 Million

Number of Holdings

489

NASDAQ SYMBOLS

Class A Shares

GCSAX

Class B Shares

GCSBX

Class C Shares

GCSCX

Institutional Shares

GCSIX

Service Shares

GCSSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell 2000 Index[2]
Class A	3.66%	0.86%
Class B	3.29	0.86
Class C	3.28	0.86
Institutional	3.78	0.86
Service	3.66	0.86

[1] Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charge.

[2] The Russell 2000 Index is an unmanaged index of common stock prices that measures the performance of the 2000 smallest companies in the Russell 3000 Index. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−2.91%	−3.07%	1.01%	3.13%	2.62%
Since Inception (8/15/97)	3.88	4.00	4.53	5.64	5.15

[3] The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Activision, Inc.	1.1%	Computer Software
Diagnostic Products Corp.	1.0	Drugs
Hughes Supply, Inc.	0.9	Industrial Parts
Polaris Industries, Inc.	0.9	Leisure
Independence Community Bank Corp.	0.8	Banks
AGCO Corp.	0.8	Heavy Machinery
Corn Products International, Inc.	0.7	Food and Beverages
Avnet, Inc.	0.7	Semiconductors
PEC Solutions, Inc.	0.7	Information Services
The John Nuveen Co.	0.7	Securities and Asset Management

The top 10 holdings may not be representative of the Fund's future investments.

CORE Small Cap Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs CORE Small Cap Equity Fund for the six-month period that ended February 28, 2002.



The Goldman Sachs

CORE Small Cap Equity Fund

seeks long-term capital growth

by investing primarily in a

broadly diversified portfolio

of equity investments in

U.S. issuers that are included

in the Russell 2000 Index at

the time of investment.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 3.66%, 3.29%, 3.28%, 3.78%, and 3.66%, respectively. These returns compare favorably to the 0.86% cumulative total return of the Fund's benchmark, the Russell 2000 Index.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality and Profitability, and a Fundamental Research assessment. Over the six-month reporting period, returns for the various themes were mixed. Profitability continued to take the lead in positive performance since its introduction into the process in January 2001. Contribution from Valuation declined slightly from the last reporting period, but was nonetheless positive and improved at the beginning of 2002. Momentum was especially hard hit towards the end of 2001. However, it regained its footing in January and February to become the second largest contributor to excess returns over the benchmark year to date. Earnings Quality was mostly flat throughout the six-month period. Only returns to Fundamental Research remained negative throughout the entire reporting period.

Portfolio Highlights

During the six-month reporting period, our stock selection was successful in eleven out of 13 sectors. The Fund's best relative performers were stocks in the Health Care and Technology sectors. Our stock picks were less successful than the benchmark only in Consumer Noncyclicals and Utilities. Examples of the stocks that contributed most to the Fund's relative performance were overweight positions in Avant! Corporation and CACI International Inc. Among the Fund's least successful positions were overweights PEC Solutions, Inc. and Smithfield Foods, Inc.

Portfolio Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should perform better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

CORE^{SM} Large Cap Value Fund

as of February 28, 2002

Assets Under Management

$230.0 Million

Number of Holdings

205

NASDAQ SYMBOLS

Class A Shares

GCVAX

Class B Shares

GCVBX

Class C Shares

GCVCX

Institutional Shares

GCVIX

Service Shares

GCLSX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	−1.84%	−0.79%
Class B	−2.15	−0.79
Class C	−2.15	−0.79
Institutional	−1.63	−0.79
Service	−1.89	−0.79

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The Russell 1000 Value Index (inception date 1/1/99) is an unmanaged market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−10.49%	−10.67%	−6.90%	−4.87%	−5.37%
Since Inception (12/31/98)	0.52	0.62	1.68	2.79	2.32

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
Citigroup, Inc.	5.0%	Banks
Exxon Mobil Corp.	4.5	Energy Resources
Bank of America Corp.	3.0	Banks
The Procter & Gamble Co.	2.7	Home Products
Verizon Communications, Inc.	2.0	Telephone
International Business Machines, Inc.	1.6	Computer Software
General Motors Corp.	1.6	Motor Vehicles and Parts
Merck & Co., Inc.	1.4	Drugs
Federal National Mortgage Association	1.4	Financial Services
Viacom, Inc. Class B	1.4	Entertainment

The top 10 holdings may not be representative of the Fund's future investments.

CORE Large Cap Value Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs CORE Large Cap Value Fund for the six-month period that ended February 28, 2002.

Performance Review

Over the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –1.84%, –2.15%, –2.15%, –1.63%, and –1.89%, respectively. These returns compare to the –0.79% cumulative total return of the Fund's benchmark, the Russell 1000 Value Index.

The CORE strategy is a well-defined investment process that has historically provided consistent, risk-managed performance. We seek to buy stocks that are attractively valued and favored by fundamental research analysts, have experienced good momentum, and are more stable. These themes are considered relative to the Russell 1000 Value Index. The diversification of our models typically adds value, because when one theme doesn't work, others usually do. For example, when momentum stocks underperform, value stocks typically advance more than average. The Funds are constructed taking into account a stock's risk characteristics and its expected returns.

Portfolio Positioning

The CORE investment process analyzes each stock based upon its Valuation and Momentum characteristics, Earnings Quality and Profitability, as well as a Fundamental Research assessment. Over the six-month reporting period, returns for the various themes were mixed. Profitability continued to be the top contributor to positive excess returns over the benchmark. Valuation sustained its steady positive contribution in 2001 through the first two months of 2002, ending as the second highest positive contributor relative to the benchmark. On the other hand, Earnings Quality and Fundamental Research were essentially flat, while returns for Momentum remained consistently negative versus the benchmark.

Portfolio Highlights

The Fund's best relative performers were in Technology and the heavily weighted Financials sectors, while our stock selection in the poor performing Utilities and Basic Materials sectors detracted from results. Examples of stocks that contributed most to the Fund's relative performance were overweight positions in Lockheed Martin Corporation and Johnson Controls, Inc., and an underweight position in Computer Associates International, Inc. Among the Fund's least successful holdings were overweight positions in Dynegy Inc., AT&T Wireless Services, Inc., and UtiliCorp United Inc.



The Goldman Sachs

CORE Large Cap Value Fund

seeks long-term growth of

capital and dividend income

by investing in a broadly

diversified portfolio of equity

investments in large-cap U.S.

issuers that are selling at low to

modest valuations relative

to general market measures.

Portfolio Outlook

Looking ahead, we continue to believe that cheaper stocks should outpace more expensive ones and good momentum stocks should perform better than poor momentum stocks. We also prefer names favored by fundamental research analysts and companies that have sustainable earnings and strong profit margins. As such, we anticipate remaining fully invested and expect that the value we add over time will be due to stock selection as opposed to sector or size allocations.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

CORE℠ International Equity Fund

as of February 28, 2002

Assets Under Management

$337.4 Million

Number of Holdings

362

NASDAQ SYMBOLS

Class A Shares

GCIAX

Class B Shares

GCIBX

Class C Shares

GCICX

Institutional Shares

GCIIX

Service Shares

GCISX

PERFORMANCE REVIEW

September 1, 2001–February 28, 2002	Fund Total Return (based on NAV)[1]	MSCI Gross EAFE Index[2]
Class A	−8.23%	−8.29%
Class B	−8.44	−8.29
Class C	−8.43	−8.29
Institutional	−7.91	−8.29
Service	−8.20	−8.29

[1] *Total return figures represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The net asset value represents the net assets of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.*

[2] *The unmanaged Morgan Stanley Capital International (MSCI) Gross Europe, Australasia, Far East (EAFE) Index (unhedged) is a market capitalization weighted composite of securities in 21 developed markets. Total returns are calculated without dividends reinvested. The Index figures do not reflect any deduction for fees, expenses or taxes. In addition, investors cannot invest directly in the Index.*

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/01	Class A	Class B	Class C	Institutional	Service
One Year	−23.41%	−23.42%	−20.19%	−18.46%	−18.80%
Since Inception (8/15/97)	−4.42	−4.06	−3.62	−2.53	−2.99

[3] *The Standardized Total Returns are average annual total returns or cumulative total returns (only if the performance period is one year or less) as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.*

TOP 10 HOLDINGS AS OF 2/28/02

Holding	% of Total Net Assets	Line of Business
BP PLC	2.3%	Energy Resources
Barclays PLC	1.6	Banks
BNP Paribas SA	1.6	Banks
GlaxoSmithKline PLC	1.6	Health
Royal Bank of Scotland Group PLC	1.4	Banks
Siemens AG	1.4	Electrical Equipment
AstraZeneca PLC	1.4	Health
Sony Corp.	1.3	Electrical Equipment
Hitachi Ltd.	1.3	Electrical Equipment
Toyota Motor Corp.	1.3	Auto

The top 10 holdings may not be representative of the Fund's future investments.

CORE International Equity Fund

Dear Shareholder:

We are pleased to report on the performance of the Goldman Sachs CORE International Equity Fund for the six-month period that ended February 28, 2002.

Performance Review

During the six-month period that ended February 28, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of –8.23%, –8.44%, –8.43%, –7.91%, and –8.20%, respectively. These returns compare to the –8.29% cumulative total return of the Fund's benchmark, the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index.

The CORE strategy is designed to add value at both the country and security levels by focusing on three categories of investment themes — Relative Value, Momentum, and Low Risk. Each strategy is based on sound economic reasoning and then validated through rigorous empirical research. These strategies are combined to form views on the countries and stocks in our investment universe. Our approach seeks to identify attractive equity markets, and attractive stocks within those markets, while managing the amount of risk relative to a specified benchmark. The goal of our portfolio construction process is to maximize exposure to our model's return forecasts while mitigating unintended active risks.

Regional Allocations

In general, the Fund's country tilts detracted from results, especially an underweight position in Finland, as absolute returns in this country were especially strong. Overweight positions in poor performing Ireland also hurt returns during the period. On the other hand, the Fund's superior performance in Sweden enhanced returns somewhat, despite a slight underweight allocation in this country relative to the benchmark.

Sector Allocations

Our strategy remains sector neutral within countries, so that sector tilts within the Fund are residual to country allocation decisions. The Fund's strongest sector compared with the benchmark was Materials, which was the largest positive contributor (weight times performance) to results. Strong relative performance in Financials and Consumer Discretionary also contributed to positive excess returns. On the other hand, our holdings in the Information Technology sector generated the weakest results relative to the benchmark.

Stock Selection

Overall, stock selection within countries enhanced results. Stock selection versus our benchmark peers was most helpful in the top-weighted UK, followed by France and Italy. Only seven of the 22 countries in the Fund posted negative stock selection, chiefly New Zealand and Japan, where performance was weak compared to the benchmark.



The Goldman Sachs CORE International Equity Fund seeks long-term growth of capital by investing in a broadly diversified portfolio of equity investments in large-cap companies that are organized or whose securities are principally traded outside the United States.



CORE INTERNATIONAL INVESTMENT PROCESS
1
Forecast Returns
Countries, currencies and individual stocks.
Common investment themes (Value, Momentum and Risk).
2
Construct Efficient Portfolios
Maximize expected return for a given level of risk.
Determine optimal country weights using equity market and currency return forecasts.
Construct a portfolio using stock return forecasts and optimal country weights.
Mirror benchmark exposures to common risk factors (style and industries).
3
Monitor Holdings and Performance
Continually review return forecasts and portfolio risk.
Adjust positions as needed.
Verify sources of value added.

Portfolio Outlook

As always, the Fund remains substantially invested in stocks, and our general portfolio characteristics are targeted to stay relatively close to that of the MSCI EAFE Index. Based on our investment strategy, we will continue to emphasize a diversified portfolio of stocks with strong value and momentum characteristics, as well as strong company fundamentals, while managing the overall risk profile.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, March 18, 2002

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 24, 1991 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs CORE U.S. Equity Fund. For comparative purposes, the performance of the Fund's benchmark, (the Standard and Poor's 500 Index with dividends reinvested (''S&P 500 Index'')), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

CORE U.S. Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 24, 1991 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	Ten Years	Five Years	One Year	Six Months[a]
Class A (commenced May 24, 1991)					
Excluding sales charges	11.10%	11.12%	7.28%	−9.60%	−1.60%
Including sales charges	10.52%	10.49%	6.07%	−14.58%	−7.00%
Class B (commenced May 1, 1996)					
Excluding contingent deferred sales charges	8.77%	n/a	6.55%	−10.29%	−1.97%
Including contingent deferred sales charges	8.61%	n/a	6.12%	−14.78%	−6.87%
Class C (commenced August 15, 1997)					
Excluding contingent deferred sales charges	3.36%	n/a	n/a	−10.26%	−1.93%
Including contingent deferred sales charges	3.36%	n/a	n/a	−11.15%	−2.91%
Institutional Class (commenced June 15, 1995)	12.37%	n/a	7.79%	−9.25%	−1.42%
Service Class (commenced June 7, 1996)	9.13%	n/a	7.25%	−9.70%	1.66%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 99.5%		
Airlines – 0.3%		
64,100	Delta Air Lines, Inc.	$ 2,211,450
Apparel & Textiles – 0.1%		
32,900	Liz Claiborne, Inc.	997,199
Banks – 8.1%		
36,800	Associated Banc-Corp.	1,349,088
273,562	Bank of America Corp.	17,494,290
640,200	Citigroup, Inc.	28,969,050
28,050	Fifth Third Bancorp	1,788,468
89,150	J.P. Morgan Chase & Co.	2,607,637
18,300	M&T Bank Corp.	1,399,950
15,000	PNC Financial Services Group	824,100
133,600	SunTrust Banks, Inc.	8,388,744
102,800	U.S. Bancorp	2,143,380
119,900	Wells Fargo & Co.	5,623,310
		70,588,017
Chemicals – 1.7%		
30,100	Cabot Corp.	983,668
132,000	Sherwin-Williams Co.	3,487,440
33,500	Sigma-Aldrich Corp.	1,527,265
215,300	The Dow Chemical Co.	6,734,584
26,900	The Lubrizol Corp.	885,010
24,500	The Valspar Corp.	1,084,860
		14,702,827
Clothing Stores – 0.1%		
18,200	Payless ShoeSource, Inc.*	1,081,808
Computer Hardware – 3.8%		
106,100	Apple Computer, Inc.*	2,302,370
193,400	Cisco Systems, Inc.*	2,759,818
154,500	Compaq Computer Corp.	1,566,630
565,200	Dell Computer Corp.*	13,954,788
495,900	Hewlett-Packard Co.	9,977,508
44,000	Storage Technology Corp.*	844,800
158,300	Sun Microsystems, Inc.*	1,347,133
		32,753,047
Computer Software – 4.9%		
162,800	International Business Machines, Inc.	15,973,936
374,600	Microsoft Corp.*	21,854,164
115,500	PeopleSoft, Inc.*	3,357,585
33,700	Sabre Holdings Corp.*	1,483,137
		42,668,822
Construction & Real Property – 0.1%		
16,900	Lennar Corp.	933,049
Defense & Aerospace – 1.8%		
32,700	General Dynamics Corp.	2,971,776
35,100	ITT Industries, Inc.	2,070,900
31,100	Lockheed Martin Corp.	1,754,351
24,800	Precision Castparts Corp.	799,800

Shares	Description	Value
Common Stocks – (continued)		
Defense & Aerospace – (continued)		
120,800	The Boeing Co.	$ 5,551,968
34,000	United Technologies Corp.	2,480,300
		15,629,095
Department Stores – 3.7%		
53,100	Costco Wholesale Corp.*	2,190,906
71,500	Federated Department Stores, Inc.*	2,996,565
146,300	Sears, Roebuck & Co.	7,692,454
316,600	Wal-Mart Stores, Inc.	19,632,366
		32,512,291
Drugs – 13.3%		
79,800	Allergan, Inc.	5,174,232
32,725	AmerisourceBergen Corp.	2,215,483
29,300	Amgen, Inc.*	1,698,814
121,600	Bristol-Myers Squibb Co.	5,715,200
139,350	Cardinal Health, Inc.	9,209,641
103,600	Eli Lilly & Co.	7,845,628
21,900	Forest Laboratories, Inc.*	1,741,488
336,300	Johnson & Johnson	20,480,670
260,400	McKesson Corp.	9,179,100
338,700	Merck & Co., Inc.	20,772,471
753,150	Pfizer, Inc.	30,849,024
24,473	Pharmacia Corp.	1,004,617
		115,886,368
Electric Utility – 2.6%		
43,500	Consolidated Edison, Inc.	1,774,800
37,300	Duke Energy Corp.	1,316,690
267,600	Dynegy, Inc.	6,842,532
164,500	Entergy Corp.	6,790,560
135,000	Mirant Corp.*	1,171,800
114,800	PG&E Corp.*	2,434,908
37,600	PNM Resources, Inc.	1,012,944
63,900	The AES Corp.*	329,724
39,800	UtiliCorp United, Inc.	877,192
		22,551,150
Electronic Equipment – 2.3%		
39,800	Agilent Technologies, Inc.*	1,239,770
12,800	Cabot Microelectronics Corp.*	704,512
13,100	Danaher Corp.	880,713
174,500	Motorola, Inc.	2,268,500
28,800	PerkinElmer, Inc.	662,400
24,700	Plantronics, Inc.*	494,000
185,100	QUALCOMM, Inc.*	6,154,575
108,600	Sanmina Corp.*	1,102,290
275,100	Solectron Corp.*	2,275,077
24,400	SPX Corp.*	3,086,844
25,700	Terayon Communication Systems, Inc.*	151,887
63,800	UTStarcom, Inc.*	1,291,950
		20,312,518

Shares	Description	Value
Common Stocks – (continued)		
Energy Reserves – 4.7%		
27,200	Anadarko Petroleum Corp.	$ 1,417,120
54,300	Conoco, Inc.	1,501,938
583,816	Exxon Mobil Corp.	24,111,601
33,300	Phillips Petroleum Co.	1,968,363
212,000	Royal Dutch Petroleum Co. ADR	10,890,440
59,600	The Williams Cos., Inc.	920,820
		40,810,282
Entertainment – 2.9%		
436,950	AOL Time Warner, Inc.*	10,836,360
317,406	Viacom, Inc. Class B*	14,775,249
		25,611,609
Environmental Services – 0.4%		
73,700	Allied Waste Industries, Inc.*	961,785
81,100	Waste Management, Inc.	2,133,741
		3,095,526
Equity REIT – 0.3%		
19,000	AvalonBay Communities, Inc.	876,660
60,200	Equity Office Properties Trust	1,727,740
		2,604,400
Financial Services – 7.5%		
519,100	Cendant Corp.*	9,037,531
71,700	Concord EFS, Inc.*	2,153,151
133,700	Countrywide Credit Industries, Inc.	5,488,385
182,200	Federal National Mortgage Association	14,257,150
801,600	General Electric Co.	30,861,600
62,400	Household International, Inc.	3,213,600
		65,011,417
Food & Beverages – 4.2%		
233,301	Archer-Daniels-Midland Co.	3,231,219
42,400	Kraft Foods, Inc.	1,657,840
278,660	PepsiCo, Inc.	14,072,330
42,300	Sara Lee Corp.	884,916
62,200	Supervalu, Inc.	1,614,090
175,100	SYSCO Corp.	5,177,707
70,500	The Coca-Cola Co.	3,340,995
118,400	The Pepsi Bottling Group, Inc.	2,942,240
59,200	Unilever NV	3,450,176
		36,371,513
Forestry And Paper – 0.6%		
17,400	Bemis Co., Inc.	991,104
127,700	Georgia-Pacific Group	3,275,505
24,800	International Paper Co.	1,085,000
		5,351,609
Gold – 0.1%		
49,300	Barrick Gold Corp.	889,865

Shares	Description	Value
Common Stocks – (continued)		
Heavy Electrical Equipment – 0.7%		
24,900	Cooper Industries, Inc.	$ 880,215
97,400	Emerson Electric Co.	5,609,266
		6,489,481
Home Products – 3.4%		
98,400	Avon Products, Inc.	5,086,296
131,500	Colgate-Palmolive Co.	7,361,370
62,900	Fortune Brands, Inc.	2,861,950
169,700	The Procter & Gamble Co.	14,388,863
		29,698,479
Industrial Parts – 0.6%		
7,046	Kadant, Inc.*	91,598
174,807	Tyco International Ltd.	5,086,884
		5,178,482
Information Services – 2.7%		
17,800	Affiliated Computer Services, Inc. Series A*	870,598
16,200	ChoicePoint, Inc.*	861,840
23,200	Computer Sciences Corp.*	1,102,232
188,200	Electronic Data Systems Corp.	11,109,446
71,500	First Data Corp.	5,828,680
35,700	Omnicom Group, Inc.	3,339,378
		23,112,174
Internet – 0.1%		
55,700	Yahoo!, Inc.*	805,422
Leisure – 0.2%		
35,500	Harley-Davidson, Inc.	1,819,730
Life/Health Insurance – 0.4%		
31,200	MetLife, Inc.	994,656
24,000	Nationwide Financial Services, Inc.	971,520
43,600	Prudential Financial, Inc.*	1,332,852
		3,299,028
Media – 1.5%		
182,500	Clear Channel Communications, Inc.*	8,508,150
21,900	Cox Communications, Inc.*	807,015
112,400	Fox Entertainment Group, Inc.*	2,506,520
59,000	The Walt Disney Co.	1,357,000
		13,178,685
Medical Products – 1.2%		
163,100	Abbott Laboratories	9,223,305
42,700	Thermo Electron Corp.*	868,945
		10,092,250
Medical Services – 1.3%		
104,800	Beverly Enterprises, Inc.*	614,128
177,400	Service Corp. International*	856,842
134,300	UnitedHealth Group, Inc.	9,735,407
		11,206,377

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Mining & Metals – 0.4%		
44,600	Alcan Inc.	$ 1,808,084
22,200	Ball Corp.	938,838
51,000	Massey Energy Co.	721,140
		3,468,062
Motor Vehicles & Parts – 2.3%		
211,400	General Motors Corp.	11,161,920
100,700	Johnson Controls, Inc.	8,938,132
		20,100,052
Oil Refining – 0.6%		
34,800	Marathon Oil Corp.	957,000
84,900	Sunoco, Inc.	3,270,348
30,300	Valero Energy Corp.	1,297,749
		5,525,097
Oil Services – 0.6%		
28,100	Baker Hughes, Inc.	992,211
257,700	Halliburton Co.	4,241,742
		5,233,953
Property/Casualty Insurance – 3.2%		
65,512	Allstate Corp.	2,294,230
120,189	American International Group, Inc.	8,890,381
32,800	Cincinnati Financial Corp.	1,318,888
163,500	Loews Corp.	9,536,955
32,100	The Hartford Financial Services Group, Inc.	2,150,700
25,100	The Progressive Corp.	3,910,580
		28,101,734
Publishing – 0.4%		
31,000	Banta Corp.	1,034,780
17,900	Dow Jones & Co., Inc.	998,999
54,800	R.R. Donnelley & Sons Co.	1,567,828
		3,601,607
Railroads – 0.3%		
63,200	CSX Corp.	2,385,168
Restaurants – 0.2%		
54,500	Brinker International, Inc.*	1,871,530
Securities & Asset Management – 1.9%		
154,400	John Hancock Financial Services, Inc.	5,930,504
14,800	Lehman Brothers Holdings, Inc.	836,200
47,500	Morgan Stanley Dean Witter & Co.	2,333,200
42,900	SEI Investments Co.	1,703,130
102,900	The Bear Stearns Cos., Inc.	5,668,761
		16,471,795

Shares	Description	Value
Common Stocks – (continued)		
Semiconductors – 3.1%		
126,600	Arrow Electronics, Inc.*	$ 3,392,880
179,400	Avnet, Inc.	4,711,044
430,300	Intel Corp.	12,285,065
84,200	NVIDIA Corp.*	4,295,042
119,300	Vishay Intertechnology, Inc.*	2,112,803
		26,796,834
Specialty Retail – 2.7%		
14,500	AutoZone, Inc.*	962,220
42,400	Best Buy Co., Inc.*	2,857,760
115,400	Circuit City Stores-Circuit City Group	2,063,352
141,500	Lowes Co., Inc.	6,402,875
223,000	The Home Depot, Inc.	11,150,000
		23,436,207
Telephone – 4.1%		
310,575	AT&T Corp.	4,826,336
43,900	BCE, Inc.	916,193
164,800	BellSouth Corp.	6,387,648
44,122	SBC Communications, Inc.	1,669,576
319,118	Verizon Communications, Inc.	14,934,722
961,400	WorldCom, Inc.-WorldCom Group*	7,229,728
		35,964,203
Thrifts – 0.4%		
99,850	Washington Mutual, Inc.	3,248,120
Tobacco – 1.1%		
18,800	Philip Morris Companies, Inc.	990,008
125,900	R.J. Reynolds Tobacco Holdings, Inc.	8,265,335
		9,255,343
Truck/Sea/Air Freight – 1.0%		
63,900	Airborne, Inc.	1,155,312
44,800	FedEx Corp.*	2,592,128
87,000	United Parcel Service, Inc. Class B	5,127,780
		8,875,220
Wireless Telecommunications – 1.6%		
16,500	ALLTEL Corp.	918,225
84,200	American Tower Corp.*	407,528
851,842	AT&T Wireless Services, Inc.*	8,595,086
38,300	Telephone & Data Systems, Inc.	3,337,845
27,400	United States Cellular Corp.*	1,063,120
		14,321,804
TOTAL COMMON STOCKS **(Cost $807,021,069)**		$866,110,699

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 0.6%			
Joint Repurchase Agreement Account II^			
$5,100,000	1.90%	03/01/2002	$ 5,100,000
TOTAL REPURCHASE AGREEMENT			
(Cost $5,100,000)			$ 5,100,000
TOTAL INVESTMENTS			
(Cost $812,121,069)			$871,210,699

* Non-income producing security.

∧ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on May 1, 1997 (commencement of operations) in Class A Shares (maximum sales charge of 5.5%) of the Goldman Sachs CORE Large Cap Growth Fund. For comparative purposes, the performance of the Fund's benchmark, (Russell 1000 Growth Index with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

CORE Large Cap Growth Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested May 1, 1997 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced May 1, 1997)			
Excluding sales charges	4.52%	−16.20%	−2.65%
Including sales charges	3.31%	−20.81%	−8.01%
Class B (commenced May 1, 1997)			
Excluding contingent deferred sales charges	3.78%	−16.80%	−3.00%
Including contingent deferred sales charges	3.38%	−20.96%	−7.85%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	0.31%	−16.86%	−3.09%
Including contingent deferred sales charges	0.31%	−17.69%	−4.06%
Institutional Class (commenced May 1, 1997)	4.89%	−15.84%	−2.45%
Service Class (commenced May 1, 1997)	4.38%	−16.27%	−2.67%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 99.6%		
Apparel & Textiles – 0.4%		
21,700	Coach, Inc.*	$ 1,081,962
39,300	Liz Claiborne, Inc.	1,191,183
		2,273,145
Banks – 1.9%		
129,600	Bank of America Corp.	8,287,920
11,900	Investors Financial Services Corp.	826,812
11,000	Marshall & Ilsley Corp.	670,890
20,900	North Fork Bancorporation, Inc.	722,722
		10,508,344
Chemicals – 0.3%		
19,400	Praxair, Inc.	1,123,260
18,700	The Lubrizol Corp.	615,230
		1,738,490
Clothing Stores – 0.7%		
43,900	Foot Locker, Inc.*	724,350
42,900	Intimate Brands, Inc.	829,257
18,900	Payless ShoeSource, Inc.*	1,123,416
16,600	The Neiman Marcus Group, Inc.*	578,842
16,900	The Talbots, Inc.	677,859
		3,933,724
Computer Hardware – 5.2%		
49,700	3Com Corp.*	238,560
614,700	Cisco Systems, Inc.*	8,771,769
563,900	Dell Computer Corp.*	13,922,691
169,100	Hewlett-Packard Co.	3,402,292
72,100	Tech Data Corp.*	3,302,180
		29,637,492
Computer Software – 10.4%		
211,600	International Business Machines, Inc.	20,762,192
517,900	Microsoft Corp.*	30,214,286
14,200	NCR Corp.*	593,560
78,200	PeopleSoft, Inc.*	2,273,274
35,000	Sabre Holdings Corp.*	1,540,350
100,400	Symantec Corp.*	3,620,424
		59,004,086
Construction & Real Property – 0.6%		
49,200	Jacobs Engineering Group, Inc.*	3,318,540
Consumer Durables – 0.1%		
14,800	The Black & Decker Corp.	717,800
Defense & Aerospace – 0.5%		
14,000	ITT Industries, Inc.	826,000
21,600	The Boeing Co.	992,736
12,200	United Technologies Corp.	889,990
		2,708,726

Shares	Description	Value
Common Stocks – (continued)		
Department Stores – 3.6%		
125,800	J. C. Penney Co., Inc. (Holding Co)	$ 2,458,132
14,200	Sears, Roebuck and Co.	746,636
280,200	Wal-Mart Stores, Inc.	17,375,202
		20,579,970
Drugs – 22.7%		
101,500	Allergan, Inc.	6,581,260
23,900	American Home Products Corp.	1,518,845
75,100	AmerisourceBergen Corp.	5,084,270
68,500	Amgen, Inc.*	3,971,630
39,700	Andrx Group*	1,327,965
18,700	Barr Laboratories, Inc.*	1,276,275
111,100	Bristol-Myers Squibb Co.	5,221,700
173,800	Cardinal Health, Inc.	11,486,442
74,800	Chiron Corp.*	3,247,816
105,900	Eli Lilly & Co.	8,019,807
21,300	Forest Laboratories, Inc.*	1,693,776
31,800	IVAX Corp.*	540,600
213,300	Johnson & Johnson	12,989,970
70,700	King Pharmaceuticals, Inc.*	2,195,942
224,400	McKesson Corp.	7,910,100
285,100	Merck & Co., Inc.	17,485,183
33,800	Mylan Laboratories, Inc.	1,026,844
911,575	Pfizer, Inc.	37,338,112
		128,916,537
Electric Utility – 1.6%		
262,500	Dynegy, Inc.	6,712,125
23,900	Entergy Corp.	986,592
69,100	Mirant Corp.*	599,788
50,100	NRG Energy, Inc.*	580,158
		8,878,663
Electronic Equipment – 3.5%		
15,300	Amphenol Corp.*	645,354
85,600	AVX Corp.	1,546,792
45,500	Cabot Microelectronics Corp.*	2,504,320
91,400	Jabil Circuit, Inc.*	1,704,610
39,500	KEMET Corp.*	643,455
7,100	L-3 Communications Holdings, Inc.*	779,935
145,700	Motorola, Inc.	1,894,100
18,300	Polycom, Inc.*	445,422
208,200	QUALCOMM, Inc.*	6,922,650
135,016	Sanmina Corp.*	1,370,412
11,800	SPX Corp.*	1,492,818
		19,949,868
Energy Reserves – 0.5%		
12,600	Anadarko Petroleum Corp.	656,460
13,000	Kerr-McGee Corp.	718,770
26,200	Occidental Petroleum Corp.	703,208
33,900	The Williams Cos., Inc.	523,755
		2,602,193

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Entertainment – 4.5%		
782,050	AOL Time Warner, Inc.*	$ 19,394,840
134,221	Viacom, Inc. Class B*	6,247,988
		25,642,828
Environmental Services – 0.1%		
32,600	Republic Services, Inc.*	585,170
Financial Services – 7.9%		
70,600	Cendant Corp.*	1,229,146
31,300	Countrywide Credit Industries, Inc.	1,284,865
8,500	Federal National Mortgage Association	665,125
1,077,200	General Electric Co.	41,472,200
		44,651,336
Food & Beverages – 3.0%		
54,100	Hormel Foods Corp.	1,480,717
52,200	Kraft Foods, Inc.	2,041,020
108,360	PepsiCo, Inc.	5,472,180
40,000	SYSCO Corp.	1,182,800
53,900	The Coca-Cola Co.	2,554,321
141,100	The Pepsi Bottling Group, Inc.	3,506,335
11,600	Unilever NV	676,048
		16,913,421
Forestry And Paper – 0.5%		
118,100	Georgia-Pacific Corp.	3,029,265
Grocery Stores – 0.4%		
54,900	Safeway, Inc.*	2,359,602
Heavy Electrical Equipment – 0.2%		
10,600	Minnesota Mining & Manufacturing Co.	1,250,058
Home Products – 2.4%		
100,400	Avon Products, Inc.	5,189,676
67,400	Colgate-Palmolive Co.	3,773,052
18,200	The Clorox Co.	796,978
48,200	The Procter & Gamble Co.	4,086,878
		13,846,584
Information Services – 3.3%		
63,000	Affiliated Computer Services, Inc. Series A*	3,081,330
14,000	Computer Sciences Corp.*	665,140
181,600	Electronic Data Systems Corp.	10,719,848
38,900	Moody's Corp.	1,439,300
29,400	Omnicom Group, Inc.	2,750,076
		18,655,694
Internet – 0.2%		
36,900	CheckFree Corp.*	514,755
93,700	EarthLink, Inc.*	840,489
		1,355,244
Leisure – 1.0%		
86,400	International Game Technology*	5,833,728

Shares	Description	Value
Common Stocks – (continued)		
Life/Health Insurance – 0.9%		
32,200	Aetna, Inc.	$ 1,128,932
26,200	Lincoln National Corp.	1,341,702
79,800	Prudential Financial, Inc.*	2,439,486
		4,910,120
Media – 0.3%		
30,100	Fox Entertainment Group, Inc.*	671,230
56,300	General Motors Corp. Class H*	830,425
		1,501,655
Medical Products – 3.2%		
246,400	Abbott Laboratories	13,933,920
25,900	Medtronic, Inc.	1,153,586
37,800	Stryker Corp.	2,324,700
19,600	Varian Medical Systems, Inc.*	791,448
		18,203,654
Medical Services – 0.5%		
88,800	Caremark Rx, Inc.*	1,549,560
57,500	PacifiCare Health Systems, Inc.*	848,125
9,100	UnitedHealth Group, Inc.	659,659
		3,057,344
Oil Services – 0.1%		
24,800	GlobalSantaFe Corp.	685,720
Property/Casualty Insurance – 1.4%		
82,500	American International Group, Inc.	6,102,525
36,100	Loews Corp.	2,105,713
		8,208,238
Railroads – 0.1%		
20,600	CSX Corp.	777,444
Restaurants – 0.2%		
32,450	Brinker International, Inc.*	1,114,333
Securities & Asset Management – 1.7%		
16,200	John Hancock Financial Services, Inc.	622,242
79,800	Lehman Brothers Holdings, Inc.	4,508,700
86,100	The Bear Stearns Cos., Inc.	4,743,249
		9,874,191
Semiconductors – 6.7%		
156,900	Avnet, Inc.	4,120,194
145,800	Conexant Systems, Inc.*	1,492,992
760,700	Intel Corp.	21,717,985
22,600	Intersil Corp.*	618,788
35,600	LSI Logic Corp.*	533,644
11,100	Maxim Integrated Products, Inc.*	507,936
53,300	NVIDIA Corp.*	2,718,833
149,450	Vishay Intertechnology, Inc.*	2,646,759
109,600	Xilinx, Inc.*	3,936,832
		38,293,963
Specialty Retail – 5.9%		
70,200	AutoZone, Inc.*	4,658,472

Shares	Description	Value
Common Stocks – (continued)		
Specialty Retail – (continued)		
134,000	Best Buy Co., Inc.*	$ 9,031,600
15,500	Krispy Kreme Doughnuts, Inc.*	573,190
267,350	The Home Depot, Inc.	13,367,500
139,100	Walgreen Co.	5,597,384
		33,228,146
Telephone – 1.2%		
249,500	BCE, Inc.	5,207,065
13,044	WorldCom, Inc.-MCI Group	89,873
203,111	WorldCom, Inc.-WorldCom Group*	1,527,395
		6,824,333
Tobacco – 0.1%		
9,100	R.J. Reynolds Tobacco Holdings, Inc.	597,415
Truck/Sea/Air Freight – 0.1%		
11,700	United Parcel Service, Inc. Class B	689,598

Shares	Description	Value
Common Stocks – (continued)		
Wireless Telecommunications – 1.7%		
682,600	AT&T Wireless Services, Inc.*	$ 6,887,434
29,200	Telephone & Data Systems, Inc.	2,544,780
		9,432,214
TOTAL COMMON STOCKS (Cost $566,301,129)		$566,288,876
TOTAL INVESTMENTS (Cost $566,301,129)		$566,288,876

* Non-income producing security.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on August 15, 1997 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE Small Cap Equity Fund. For comparative purposes, the performance of the Fund's benchmark, (Russell 2000 Growth Index with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

CORE Small Cap Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 15, 1997 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced August 15, 1997)			
Excluding sales charges	4.63%	3.37%	3.66%
Including sales charges	3.34%	−2.33%	−2.07%
Class B (commenced August 15, 1997)			
Excluding contingent deferred sales charges	3.86%	2.69%	3.29%
Including contingent deferred sales charges	3.41%	−2.45%	−1.88%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	3.92%	2.68%	3.28%
Including contingent deferred sales charges	3.92%	1.65%	2.25%
Institutional Class (commenced August 15, 1997)	5.03%	3.78%	3.78%
Service Class (commenced August 15, 1997)	4.54%	3.37%	3.66%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – 99.0%			
Airlines – 0.6%			
20,800	AirTran Holdings, Inc.*	$	137,488
11,100	Atlantic Coast Airlines Holdings, Inc.*		303,474
9,300	Frontier Airlines, Inc.*		195,858
16,500	Mesa Air Group, Inc.*		158,070
15,600	UAL Corp.		199,992
			994,882
Alcohol – 0.2%			
9,700	The Robert Mondavi Corp.*		363,750
Apparel & Textiles – 0.2%			
4,600	Columbia Sportswear Co.*		139,932
18,800	Phillips-Van Heusen Corp.		272,412
			412,344
Banks – 5.6%			
7,700	Associated Banc-Corp.		282,282
28,300	Brookline Bancorp, Inc.		463,554
16,000	Commerce Bancorp, Inc.		665,600
47,100	Commercial Federal Corp.		1,177,500
9,900	First Charter Corp.		173,052
2,500	First Citizens BancShares, Inc.		250,000
13,115	Fulton Financial Corp.		305,579
11,100	GBC Bancorp		363,414
21,200	Greater Bay Bancorp		675,220
10,000	Hibernia Corp.		184,000
49,800	Independence Community Bank Corp.		1,369,500
7,000	Investors Financial Services Corp.		486,360
9,500	Provident Financial Group, Inc.		230,755
12,400	Southwest Bancorp of Texas, Inc.*		381,300
24,300	The South Financial Group, Inc.		467,775
32,974	Trustco Bank Corp.		422,727
19,100	United Bankshares, Inc.		547,597
24,200	United Community Financial Corp.		179,080
13,400	Westamerica Bancorporation		551,142
7,900	Wintrust Financial Corp.		257,303
			9,433,740
Chemicals – 4.0%			
9,700	Airgas, Inc.*		170,720
20,600	Albemarle Corp.		488,426
24,100	Arch Chemicals, Inc.		561,289
9,900	Ashland, Inc.		429,561
12,200	Brady Corp.		451,400
14,100	Cytec Industries, Inc.*		382,815
18,500	Engelhard Corp.		532,245
11,900	Ivex Packaging Corp.*		261,681
13,400	Lyondell Chemical Co.		209,442
29,500	Millennium Chemicals, Inc.		402,675
2,100	OM Group, Inc.		140,280
8,300	Rogers Corp.*		257,300
11,900	Sealed Air Corp.*		535,262

Shares	Description		Value
Common Stocks – (continued)			
Chemicals – (continued)			
8,700	Spartech Corp.	$	186,180
5,200	The Lubrizol Corp.		171,080
13,500	The Scotts Co.*		634,635
39,800	The Sherwin-Williams Co.		1,051,516
			6,866,507
Clothing Stores – 0.7%			
5,000	Christopher & Banks Corp.*		143,700
7,200	Ross Stores, Inc.		259,632
20,400	The Cato Corp.		408,408
9,300	The Childrens Place Retail Stores, Inc.*		325,500
			1,137,240
Computer Hardware – 3.0%			
2,400	Black Box Corp.*		112,800
17,400	Checkpoint Systems, Inc.*		243,600
30,700	Daisytek International Corp.*		447,913
52,600	IKON Office Solutions, Inc.		704,840
29,700	Imation Corp.*		697,356
9,700	InFocus Corp.*		168,392
34,600	Ingram Micro, Inc.*		527,650
3,300	Kronos, Inc.*		147,741
7,100	RadiSys Corp.*		123,682
11,100	SBS Technologies, Inc.*		156,843
6,900	Storage Technology Corp.*		132,480
17,400	Tech Data Corp.*		796,920
102,900	Western Digital Corp.*		597,849
3,600	Zebra Technologies Corp.*		185,364
			5,043,430
Computer Software – 4.0%			
59,800	Acclaim Entertainment, Inc.*		229,632
64,150	Activision, Inc.*		1,832,124
20,400	Actuate Corp.*		102,204
15,000	Avant! Corp.*		261,750
20,600	Avid Technology, Inc.*		274,186
6,300	Catapult Communications Corp.*		118,251
6,600	EPIQ Systems, Inc.*		125,994
7,100	FileNET Corp.*		116,369
10,500	HNC Software, Inc.*		147,840
8,800	Hyperion Solutions Corp.*		189,728
13,600	Intergraph Corp.*		202,776
11,900	J.D. Edwards & Co.*		174,335
9,700	Manhattan Associates, Inc.*		291,485
11,900	MapInfo Corp.*		105,315
22,400	Midway Games, Inc.*		262,304
16,100	MSC.Software Corp.*		284,970
185,500	Novell, Inc.*		758,695
8,200	Pharmacopeia, Inc.*		101,270
11,550	Radiant Systems, Inc.*		101,640
4,700	Renaissance Learning, Inc.*		144,995
11,200	SeaChange International, Inc.*		228,816
14,300	Secure Computing Corp.*		217,789

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Computer Software – (continued)			
7,700	SERENA Software, Inc.*	$	123,816
8,900	The Titan Corp.*		160,200
15,500	Unisys Corp.*		172,050
			6,728,534
Construction & Real Property – 2.4%			
11,800	Acuity Brands, Inc.		167,560
10,000	Beazer Homes USA, Inc.*		905,500
30,400	Champion Enterprises, Inc.*		268,432
15,400	Corrections Corp. of America*		248,864
7,600	Elcor Corp. Class B		177,156
6,400	EMCOR Group, Inc.*		337,856
9,850	Granite Construction, Inc.		212,070
17,400	Hovnanian Enterprises, Inc.*		457,620
6,300	Insituform Technologies, Inc.*		155,610
2,100	Jacobs Engineering Group, Inc.*		141,645
10,500	NCI Building Systems, Inc.*		221,865
700	NVR, Inc.*		204,575
17,400	ResortQuest International, Inc.*		110,838
14,800	URS Corp.*		463,240
			4,072,831
Consumer Durables – 0.9%			
26,500	Kimball International, Inc. Class B		416,580
18,900	The Toro Co.		1,071,630
7,100	Universal Electronics, Inc.*		112,535
			1,600,745
Defense & Aerospace – 0.5%			
20,500	AAR Corp.		151,700
28,100	Kaman Corp.		420,657
13,000	Moog, Inc.*		373,100
			945,457
Department Stores – 0.4%			
29,300	Dillard's, Inc.		588,930
39,300	Value City Department Stores, Inc.*		141,480
			730,410
Drugs – 6.3%			
5,300	Alexion Pharmaceuticals, Inc.*		113,473
11,200	Amylin Pharmaceuticals, Inc.*		99,568
28,300	Bio-Technology General Corp.*		149,990
6,400	Cell Genesys, Inc.*		96,384
20,800	Cephalon, Inc.*		1,212,640
7,400	Corixa Corp.*		72,816
49,000	Diagnostic Products Corp.		1,756,650
13,700	Diversa Corp.*		146,727
9,900	First Horizon Pharmaceutical Corp.*		205,326
9,100	Gene Logic, Inc.*		147,147
22,800	Genome Therapeutics Corp.*		117,420
19,100	Herbalife International, Inc.		264,535
27,500	IDEXX Laboratories, Inc.*		717,200
35,900	Immunomedics, Inc.*		596,299

Shares	Description		Value
Common Stocks – (continued)			
Drugs – (continued)			
20,700	Interneuron Pharmaceuticals, Inc.*	$	168,705
38,600	Isis Pharmaceuticals, Inc.*		566,262
16,500	Kos Pharmaceuticals, Inc.*		376,035
11,200	Lexicon Genetics, Inc.*		93,072
5,900	Martek Biosciences Corp.*		158,592
8,800	Maxygen, Inc.*		109,560
6,900	Medicis Pharmaceutical Corp.*		386,331
24,400	NBTY, Inc.*		362,096
3,700	Neose Technologies, Inc.*		115,440
57,200	Perrigo Co.*		640,068
6,000	Pharmaceutical Resources, Inc.*		102,000
15,600	PRAECIS Pharmaceuticals, Inc.*		70,200
20,400	Priority Healthcare Corp. Class B*		504,900
12,300	Protein Design Labs, Inc.*		195,201
15,400	Serologicals Corp.*		232,078
10,700	SICOR, Inc.*		171,200
22,400	Syncor International Corp.*		588,000
6,400	Tularik, Inc.*		115,200
9,200	Vical, Inc.*		77,004
			10,728,119
Electric Utility – 1.1%			
5,700	Alliant Energy Corp.		165,357
19,600	Avista Corp.		286,160
21,500	PNM Resources, Inc.		579,210
7,300	RGS Energy Group, Inc.		288,058
24,600	Touch America Holdings, Inc.*		79,950
9,300	UIL Holdings Corp.		511,221
			1,909,956
Electronic Equipment – 5.5%			
6,100	ADTRAN, Inc.*		147,010
20,600	Allen Telecom, Inc.*		141,316
10,100	Andrew Corp.*		169,781
34,900	Anixter International, Inc.*		902,863
20,700	AVX Corp.		374,049
8,300	BEI Technologies, Inc.		133,796
11,000	Benchmark Electronics, Inc.*		290,400
7,000	Coherent, Inc.*		198,660
16,600	DMC Stratex Networks, Inc.*		74,368
9,700	DSP Group, Inc.*		195,358
10,200	FEI Co.*		292,230
24,500	Fisher Scientific International, Inc.*		710,500
3,500	FLIR Systems, Inc.*		190,855
13,100	Harmonic, Inc.*		139,384
14,000	Harvard Bioscience, Inc.*		112,560
6,000	Helix Technology Corp.		110,520
21,900	InterVoice-Brite, Inc.*		110,376
16,600	Itron, Inc.*		417,490
9,700	Littelfuse, Inc.*		229,793
18,500	Methode Electronics, Inc.		167,425
5,200	Mettler-Toledo International, Inc.*		251,940
4,700	MKS Instruments, Inc.*		126,242
21,600	MRV Communications, Inc.*		54,216
4,900	Nanometrics, Inc.*		73,598

Shares	Description	Value
Common Stocks – (continued)		
Electronic Equipment – (continued)		
35,900	Netro Corp.*	$ 106,264
5,350	Park Electrochemical Corp.	135,087
39,200	Pemstar, Inc.*	360,640
55,500	Pioneer-Standard Electronics, Inc.	664,335
8,300	Planar Systems, Inc.*	169,818
10,200	Roper Industries, Inc.	476,850
58,100	Terayon Communication Systems, Inc.*	343,371
8,300	Therma-Wave, Inc.*	93,790
12,400	Trimble Navigation Ltd.*	161,200
23,900	Turnstone Systems, Inc.*	108,984
7,400	Ultratech Stepper, Inc.*	116,106
11,500	UTStarcom, Inc.*	232,875
16,700	Varian, Inc.*	569,637
10,000	Vicor Corp.*	122,500
8,600	Zygo Corp.*	107,844
		9,384,031
Energy Reserves – 1.1%		
63,200	Chesapeake Energy Corp.*	396,264
6,700	Evergreen Resources, Inc.*	280,060
8,300	Pure Resources, Inc.*	166,000
10,800	Quicksilver Resources, Inc.*	217,944
8,200	St. Mary Land & Exploration Co.	177,940
10,900	Tom Brown, Inc.*	292,992
26,600	Veritas DGC, Inc.*	367,346
		1,898,546
Entertainment – 0.4%		
43,300	Handleman Co.*	450,320
12,300	World Wrestling Federation Entertainment, Inc.*	166,665
		616,985
Environmental Services – 0.3%		
19,800	Casella Waste Systems, Inc.*	248,490
3,200	Stericycle, Inc.*	206,432
		454,922
Equity REIT – 6.9%		
7,100	Alexandria Real Estate Equities, Inc.	293,585
8,300	Arden Reality, Inc.	213,310
26,600	Bedford Property Investors, Inc.	642,922
29,700	Brandywine Realty Trust	671,220
23,900	Capstead Mortage Corp.	407,495
20,700	EastGroup Properties, Inc.	503,838
36,900	FelCor Lodging Trust, Inc.	708,480
4,200	General Growth Properties, Inc.	176,400
40,100	Glenborough Reality Trust, Inc.	830,070
6,600	Healthcare Realty Trust, Inc.	188,100
9,600	Highwoods Properties, Inc.	257,184
22,500	iStar Financial, Inc.	610,425
20,200	JDN Realty Corp.	247,652
8,900	Kimco Realty Corp.	276,078
24,900	La Quinta Corp.*	164,340

Shares	Description	Value
Common Stocks – (continued)		
Equity REIT – (continued)		
19,300	Lexington Corporate Properties Trust	$ 296,062
35,000	MeriStar Hospitality Corp.	566,650
25,400	Mid-America Apartment Communities, Inc.	651,510
14,600	New Plan Excel Reality Trust	290,540
12,400	Parkway Properties, Inc.	414,160
10,500	Prentiss Properties Trust	295,050
8,400	Public Storage, Inc.	308,784
20,500	Realty Income Corp.	633,450
8,700	Shurgard Storage Centers, Inc.	286,665
13,100	SL Green Realty Corp.	418,152
8,500	Storage USA, Inc.	365,755
15,800	Summit Properties, Inc.	346,336
13,000	Sun Communities, Inc.	500,890
6,400	Thornburg Mortgage, Inc.	126,720
		11,691,823
Financial Services – 1.4%		
29,300	Advanta Corp.	279,815
9,900	Brown & Brown	346,203
25,000	Credit Acceptance Corp.*	248,500
9,300	Doral Financial Corp.	319,362
7,500	Federal Agricultural Mortgage Corp. (Farmer Mac) Class C*	328,050
10,450	FTI Consulting, Inc.*	337,117
21,900	IndyMac Bancorp, Inc.*	538,302
		2,397,349
Food & Beverages – 2.6%		
40,700	Corn Products International, Inc.	1,251,525
16,800	Dole Food Co., Inc.	496,104
6,300	Dreyer's Grand Ice Cream, Inc.	275,373
46,700	Fleming Cos., Inc.	761,210
23,600	Performance Food Group Co.*	880,044
36,000	Pilgrim's Pride Corp.	446,400
6,500	Smithfield Foods, Inc.*	160,550
7,300	Supervalu, Inc.	189,435
		4,460,641
Forestry And Paper – 1.2%		
4,400	Boise Cascade Corp.	158,180
54,800	Louisiana-Pacific Corp.	552,932
9,100	Potlatch Corp.	269,451
27,600	United Stationers, Inc.*	1,083,300
		2,063,863
Gas Utilities – 1.3%		
15,800	California Water Services Group	390,734
36,800	Oneok, Inc.	671,232
25,000	Southwestern Energy Co.*	280,000
24,900	UGI Corp.	719,610
6,300	WGL Holdings, Inc.	168,210
		2,229,786

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Heavy Electrical Equipment – 1.3%			
25,750	A.O. Smith Corp.	$	590,962
21,100	Belden, Inc.		445,843
10,500	C&D Technologies, Inc.		208,950
18,550	Cable Design Technologies Corp.*		215,180
5,600	Cooper Industries, Inc.		197,960
14,600	General Cable Corp.		172,280
7,700	Woodward Governor Co.		445,137
			2,276,312
Heavy Machinery – 1.6%			
57,400	AGCO Corp.		1,289,204
22,400	JLG Industries, Inc.		315,392
9,700	NACCO Industries, Inc.		545,819
24,600	Terex Corp.*		501,348
			2,651,763
Home Products – 1.0%			
9,700	Alberto-Culver Co. Class B		505,079
21,700	Church & Dwight Co., Inc.		670,530
16,600	Playtex Products, Inc.*		161,850
19,800	The Dial Corp.		332,640
			1,670,099
Hotels – 0.8%			
7,300	Argosy Gaming Co.*		251,485
36,600	Aztar Corp.*		839,970
24,400	Boyd Gaming Corp.*		270,840
			1,362,295
Industrial Parts – 2.8%			
18,100	Clarcor, Inc.		508,972
4,900	Flowserve Corp.*		137,102
48,100	Hughes Supply, Inc.		1,522,846
16,200	Kennametal, Inc.		625,968
24,100	Lennox International, Inc.		274,740
5,000	Snap-on, Inc.		172,250
4,900	SPS Technologies, Inc.*		188,013
18,400	The Timken Co.		330,280
6,600	Thomas Industries, Inc.		174,372
26,000	Watsco, Inc.		388,700
25,700	Watts Industries, Inc.		407,345
			4,730,588
Industrial Services – 3.1%			
17,000	Aaron Rents, Inc. Class B		338,300
31,700	Administaff, Inc.*		760,483
4,400	Chemed Corp.		164,868
12,300	Copart, Inc.*		213,897
18,700	Dollar Thrifty Automotive Group, Inc.*		317,900
4,700	Education Management Corp.*		186,026
13,600	ITT Educational Services, Inc.*		599,080
4,800	Learning Tree International, Inc.*		104,880
79,100	MPS Group, Inc.*		521,269
10,000	Pittston Brink's Group		232,300
4,100	Rent-A-Center, Inc.*		175,644

Shares	Description		Value
Common Stocks – (continued)			
Industrial Services – (continued)			
21,600	Rent-Way, Inc.*	$	118,800
9,500	Rollins, Inc.		190,285
27,400	Ryder System, Inc.		769,940
17,500	The Wackenhut Corp.*		574,700
			5,268,372
Information Services – 3.8%			
7,400	ADVO, Inc.*		281,200
16,500	Braun Consulting, Inc.*		62,535
27,300	CACI International, Inc.*		926,835
5,000	Cognizant Technology Solutions Corp.*		177,300
13,700	DiamondCluster International, Inc.*		150,289
8,400	Exult, Inc.*		92,064
3,700	FactSet Research Systems, Inc.		126,799
2,700	Fair Isaac & Co., Inc.		165,645
10,380	Global Payments, Inc.		317,317
15,900	infoUSA, Inc.*		107,484
27,600	Interactive Data Corp.*		448,500
14,500	McAfee.com Corp.*		171,535
9,700	NDCHealth Corp.		330,188
53,600	PEC Solutions, Inc.*		1,227,976
18,900	Pegasus Systems, Inc.*		303,534
26,300	Perot Systems Corp.*		443,155
15,600	Quintiles Transnational Corp.*		259,116
10,300	R.H. Donnelley Corp.*		296,537
5,750	Tetra Tech, Inc.*		103,500
12,100	The TriZetto Group, Inc.*		156,211
9,900	Travelocity.com, Inc.*		254,430
			6,402,150
Internet – 1.8%			
50,000	Akamai Technologies, Inc.*		155,500
18,500	AsiaInfo Holdings, Inc.*		205,350
21,200	FreeMarkets, Inc.*		412,128
25,000	Liberate Technologies, Inc.*		185,250
16,200	Macromedia, Inc.*		283,500
10,100	Netegrity, Inc.*		124,634
23,500	Overture Services, Inc.*		711,110
27,400	Priceline.com, Inc.*		109,600
20,700	S1 Corp.*		311,949
21,100	SonicWall, Inc.*		273,034
5,400	Stellent, Inc.*		80,946
10,800	Verity, Inc.*		141,912
8,600	webMethods, Inc.*		147,920
			3,142,833
Leisure – 2.9%			
13,900	Action Performance Co., Inc.*		565,035
13,100	Alliance Gaming Corp.*		423,654
13,400	Bally Total Fitness Holding Corp.*		227,130
23,800	Direct Focus, Inc.*		714,000
14,400	Dover Downs Entertainment, Inc.		223,488
24,200	JAKKS Pacific, Inc.*		454,960

Shares	Description	Value
Common Stocks – (continued)		
Leisure – (continued)		
27,100	Polaris Industries, Inc.	$ 1,512,722
6,400	Russ Berrie & Company, Inc.	200,960
19,725	SCP Pool Corp.*	586,819
		4,908,768
Life/Health Insurance – 0.9%		
5,500	Aetna, Inc.	192,830
23,900	AmerUs Group Co.	816,902
6,978	Delphi Financial Group, Inc.	259,512
9,281	FBL Financial Group, Inc.	166,594
4,400	Protective Life Corp.	136,664
		1,572,502
Media – 0.6%		
9,500	Gaylord Entertainment Co.*	221,445
6,800	Insight Communications, Inc.*	142,800
13,700	Playboy Enterprises, Inc. Class B*	224,269
18,900	Sinclair Broadcast Group, Inc.*	217,539
4,900	Westwood One, Inc.*	175,273
		981,326
Medical Products – 2.7%		
7,400	Bio-Rad Laboratories, Inc.*	484,330
16,600	Charles River Laboratories International, Inc.*	492,356
7,500	Edwards Lifesciences Corp.*	213,975
9,800	Haemonetics Corp.*	294,784
15,400	Henry Schein, Inc.*	662,354
5,000	Invacare Corp.	167,700
21,200	Magellan Health Services, Inc.*	112,360
6,000	Molecular Devices Corp.*	127,980
11,100	Ocular Sciences, Inc.*	291,930
44,900	Owens & Minor, Inc.	853,100
10,200	Respironics, Inc.*	299,880
8,600	SangStat Medical Corp.*	181,460
23,300	STERIS Corp.*	478,116
		4,660,325
Medical Services – 1.4%		
5,900	American Healthways, Inc.*	111,746
23,400	Coventry Health Care, Inc.*	539,604
3,200	DIANON Systems, Inc.*	197,920
21,900	Dynacq International, Inc.*	221,409
22,700	Humana, Inc.*	297,370
9,200	Mid Atlantic Med Services, Inc.*	244,812
21,100	PacifiCare Health Systems, Inc.*	311,225
55,300	Service Corp. International*	267,099
7,200	Sunrise Assisted Living, Inc.*	167,976
		2,359,161
Mining & Metals – 2.2%		
13,200	Ball Corp.	558,228
14,600	Commercial Metals Co.	532,170
8,000	Harsco Corp.	296,960
11,400	Lone Star Technologies, Inc.*	185,478
7,300	Massey Energy Co.	103,222

Shares	Description	Value
Common Stocks – (continued)		
Mining & Metals – (continued)		
8,100	Mueller Industries, Inc.*	$ 259,848
38,000	Owens-Illinois, Inc.*	557,840
28,800	Quanex Corp.	858,240
13,400	Reliance Steel & Aluminum Corp.	348,400
		3,700,386
Motor Vehicles & Parts – 1.3%		
22,800	Circuit City Stores, Inc. - CarMax Group*	609,672
8,700	Oshkosh Truck Corp.	457,620
17,300	Tower Automotive, Inc.*	198,950
19,800	Winnebago Industries, Inc.	941,292
		2,207,534
Oil Refining – 1.0%		
12,200	Holly Corp.	229,360
24,000	NorthWestern Corp.	529,200
46,500	Tesoro Petroleum Corp.*	544,050
10,800	Western Gas Resources, Inc.	346,248
		1,648,858
Oil Services – 0.9%		
13,900	Oceaneering International, Inc.*	378,775
91,000	Parker Drilling Co.*	383,110
18,900	Pride International, Inc.*	243,432
18,300	Seitel, Inc.*	159,210
14,700	TETRA Technologies, Inc.*	363,972
		1,528,499
Property/Casualty Insurance – 1.7%		
3,400	Allmerica Financial Corp.	147,832
6,800	Argonaut Group, Inc.	136,340
11,050	Fidelity National Financial, Inc.	293,046
32,400	First American Financial Corp.	641,196
12,200	LandAmerica Financial Group, Inc.	365,634
11,200	PMA Capital Corp.	228,480
9,900	SCPIE Holdings, Inc.	182,853
11,000	Stewart Information Services Corp.*	187,000
19,100	The Commerce Group, Inc.	710,329
		2,892,710
Publishing – 1.7%		
13,800	Deluxe Corp.	654,120
10,300	Martha Stewart Living Omnimedia, Inc.*	182,722
7,400	Media General, Inc.	419,728
14,900	Pulitzer, Inc.	759,751
18,600	The Standard Register Co.	457,560
40,400	The Topps Co., Inc.*	387,436
		2,861,317
Railroads – 0.1%		
10,300	Wabtec Corp.	145,127

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Restaurants – 1.5%			
5,300	AFC Enterprises, Inc.*	$	169,176
13,000	Applebee's International, Inc.		469,040
5,400	CBRL Group, Inc.		165,726
20,800	Landry's Restaurants, Inc.		532,272
21,500	Lone Star Steakhouse & Saloon, Inc.		423,980
2,500	Panera Bread Co.*		129,100
5,600	RARE Hospitality International, Inc.*		150,584
27,300	Ruby Tuesday, Inc.		551,460
			2,591,338
Securities & Asset Management – 1.6%			
2,400	Affiliated Managers Group, Inc.*		159,912
17,500	BlackRock, Inc.*		778,750
5,000	Eaton Vance Corp.		191,000
9,400	Federated Investors, Inc.		296,852
23,350	The John Nuveen Co.		1,225,875
			2,652,389
Semiconductors – 3.0%			
10,700	Alliance Semiconductor Corp.*		114,383
23,000	Arrow Electronics, Inc.*		616,400
47,099	Avnet, Inc.		1,236,820
8,600	AXT, Inc.*		77,314
7,500	Cohu, Inc.		172,800
24,900	Conexant Systems, Inc.*		254,976
12,800	ESS Technology, Inc.*		266,752
11,100	Fairchild Semiconductor Corp.*		285,825
2,284	Genesis Microchip, Inc.*		53,651
20,900	Intersil Corp.*		572,242
22,700	JNI Corp.*		160,262
19,500	Kopin Corp.*		142,740
11,900	Microsemi Corp.*		160,531
11,400	Rainbow Technologies, Inc.*		86,070
12,350	Remec, Inc.*		96,577
18,700	Silicon Laboratories, Inc.*		486,574
14,100	Xicor, Inc.*		117,030
4,800	Zoran Corp.*		173,328
			5,074,275
Specialty Retail – 3.8%			
12,000	Bandag, Inc.		438,600
8,700	Blockbuster, Inc.		205,320
28,800	Brown Shoe Co.		498,240
6,000	Dollar Tree Stores, Inc.*		192,240
11,400	Group 1 Automotive, Inc.*		427,842
9,000	Guitar Center, Inc.*		147,150
21,100	Haverty Furniture Cos., Inc.		415,881
18,800	Hollywood Entertainment Corp.*		266,960
5,300	Insight Enterprises, Inc.*		113,102
16,650	InterTAN, Inc.*		199,134
19,200	Michaels Stores, Inc.*		572,160
43,500	Movie Gallery, Inc.*		575,940

Shares	Description		Value
Common Stocks – (continued)			
Specialty Retail – (continued)			
40,700	PETsMART, Inc.*	$	435,083
19,200	Pier 1 Imports, Inc.		383,424
7,100	School Specialty, Inc.*		198,942
26,600	Sonic Automotive, Inc.*		699,048
33,400	Spiegel, Inc.		83,500
25,100	The Pep Boys-Manny, Moe & Jack		351,902
5,500	Tweeter Home Entertainment Group, Inc.*		93,500
7,000	ValueVision International, Inc.*		129,500
			6,427,468
Telephone – 1.2%			
10,700	Commonwealth Telephone Enterprises, Inc.*		403,176
10,100	Dycom Industries, Inc.*		153,015
44,000	IDT Corp.		723,800
11,700	Intrado, Inc.*		166,725
23,900	Metro One Telecommunications, Inc.*		534,165
			1,980,881
Thrifts – 1.4%			
4,800	FirstFed Financial Corp.*		126,720
31,746	New York Community Bancorp, Inc.		931,428
42,200	Sovereign Bancorp, Inc.		534,674
30,800	Staten Island Bancorp, Inc.		571,340
4,400	UCBH Holdings, Inc.		146,476
			2,310,638
Tobacco – 0.3%			
14,600	DIMON, Inc.		108,770
4,600	Universal Corp.		168,912
9,300	Vector Group Ltd.		258,912
			536,594
Truck/Sea/Air Freight – 1.4%			
6,700	Arkansas Best Corp.*		179,694
12,800	J.B. Hunt Transport Services, Inc.*		300,416
17,000	Offshore Logistics, Inc.*		281,860
12,400	Overseas Shipholding Group		251,472
6,100	Roadway Corp.		228,140
15,400	Werner Enterprises, Inc.		364,672
30,900	Yellow Corp.*		716,880
			2,323,134
Wireless Telecommunications – 0.6%			
11,600	AirGate PCS, Inc.*		106,488
41,700	Alamosa Holdings, Inc.*		152,622
35,010	AT&T Wireless Services, Inc.*		353,251
28,900	Audiovox Corp.*		191,029
10,200	Boston Communications Group, Inc.*		87,822
16,600	NTELOS, Inc.*		68,890

Shares	Description		Value
Common Stocks – (continued)			
Wireless Telecommunications – (continued)			
21,100	SBA Communications Corp.*	$	50,640
22,000	US Unwired, Inc.*		104,280
			1,115,022
TOTAL COMMON STOCKS			
(Cost $162,908,936)			$168,148,555

Principal Amount	Interest Rate	Maturity Date		Value
Repurchase Agreement – 0.8%				
Joint Repurchase Agreement Account II$^{\wedge}$				
$1,300,000	1.90%	03/01/2002	$	1,300,000
TOTAL REPURCHASE AGREEMENT				
(Cost $1,300,000)			$	1,300,000
TOTAL INVESTMENTS				
(Cost $164,208,936)				$169,448,555

* Non-income producing security.

$\wedge$ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on December 31, 1998 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE Large Cap Value Fund. For comparative purposes, the performance of the Fund's benchmark, (Russell 1000 Value Index with dividends reinvested), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

CORE Large Cap Value Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested December 31, 1998 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced December 31, 1998)			
Excluding sales charges	1.61%	−4.67%	−1.84%
Including sales charges	−0.19%	−9.92%	−7.24%
Class B (commenced December 31, 1998)			
Excluding contingent deferred sales charges	0.84%	−5.29%	−2.15%
Including contingent deferred sales charges	−0.12%	−10.03%	−7.04%
Class C (commenced December 31, 1998)			
Excluding contingent deferred sales charges	0.86%	−5.29%	−2.15%
Including contingent deferred sales charges	0.86%	−6.24%	−3.12%
Institutional Class (commenced December 31, 1998)	1.98%	−4.27%	−1.63%
Service Class (commenced December 31, 1998)	1.50%	−4.78%	−1.89%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 98.8%		
Airlines – 0.3%		
11,100	AMR Corp.*	$ 289,710
8,500	Delta Air Lines, Inc.	293,250
		582,960
Apparel & Textiles – 0.4%		
19,600	V.F. Corp.	824,180
Banks – 15.2%		
106,300	Bank of America Corp.	6,797,885
39,200	Bank One Corp.	1,404,928
31,900	BB&T Corp.	1,180,619
252,100	Citigroup, Inc.	11,407,525
10,900	Compass Bancshares, Inc.	326,455
3,700	Investors Financial Services Corp.	257,076
58,400	J.P. Morgan Chase & Co.	1,708,200
10,600	KeyCorp	265,848
23,900	M&T Bank Corp.	1,828,350
29,100	National City Corp.	829,932
8,000	North Fork Bancorporation, Inc.	276,640
3,700	PNC Financial Services Group	203,278
11,100	Regions Financial Corp.	360,750
33,200	SouthTrust Corp.	838,964
48,300	SunTrust Banks, Inc.	3,032,757
5,100	TCF Financial Corp.	262,140
24,300	Union Planters Corp.	1,131,408
7,600	UnionBanCal Corp.	288,800
44,900	Wells Fargo & Co.	2,105,810
7,600	Zions Bancorp	401,660
		34,909,025
Chemicals – 1.9%		
27,200	Ashland, Inc.	1,180,208
10,300	Avery Dennison Corp.	659,200
11,300	Cabot Corp.	369,284
13,700	Engelhard Corp.	394,149
16,800	Sherwin-Williams Co.	443,856
6,400	Sigma-Aldrich Corp.	291,776
18,100	The Dow Chemical Co.	566,168
7,400	The Lubrizol Corp.	243,460
5,600	The Valspar Corp.	247,968
		4,396,069
Clothing Stores – 0.3%		
6,600	Payless ShoeSource, Inc.*	392,304
6,500	The Neiman Marcus Group, Inc.*	226,655
		618,959
Computer Hardware – 1.8%		
75,200	Compaq Computer Corp.	762,528
33,000	Dell Computer Corp.*	814,770
47,900	Hewlett-Packard Co.	963,748
45,500	Ingram Micro, Inc.*	693,875
9,600	Storage Technology Corp.*	184,320
15,000	Tech Data Corp.*	687,000
		4,106,241

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – 1.6%		
37,900	International Business Machines, Inc.	$ 3,718,748
Construction & Real Property – 0.3%		
11,000	Acuity Brands, Inc.	156,200
6,600	Fluor Corp.	250,206
5,200	Jacobs Engineering Group, Inc.*	350,740
		757,146
Consumer Durables – 0.2%		
5,600	Mohawk Industries, Inc.*	352,408
Defense & Aerospace – 3.2%		
5,300	General Dynamics Corp.	481,664
7,700	Honeywell International, Inc.	293,524
7,700	ITT Industries, Inc.	454,300
49,000	Lockheed Martin Corp.	2,764,090
23,100	The Boeing Co.	1,061,676
32,400	United Technologies Corp.	2,363,580
		7,418,834
Department Stores – 1.4%		
5,900	Costco Wholesale Corp.*	243,434
52,600	J. C. Penney Co., Inc.	1,027,804
24,200	Sears, Roebuck & Co.	1,272,436
13,400	Target Corp.	561,460
		3,105,134
Drugs – 4.3%		
7,302	AmerisourceBergen Corp.	494,345
8,600	Bristol-Myers Squibb Co.	404,200
29,250	Cardinal Health, Inc.	1,933,133
3,200	Eli Lilly & Co.	242,336
6,400	Johnson & Johnson	389,760
75,100	McKesson Corp.	2,647,275
53,800	Merck & Co., Inc.	3,299,554
18,000	Perrigo Co.*	201,420
9,100	Pfizer, Inc.	372,736
		9,984,759
Electric Utility – 4.7%		
7,600	Alliant Energy Corp.	220,476
60,300	Duke Energy Corp.	2,128,590
24,200	Dynegy, Inc.	618,794
11,600	Energy East Corp.	226,432
61,600	Entergy Corp.	2,542,848
33,400	Mirant Corp.*	289,912
13,100	PG&E Corp.	277,851
9,300	Pinnacle West Capital Corp.	377,208
46,600	Reliant Energy, Inc.	969,280
23,200	The AES Corp.*	119,712
22,200	TXU Corp.	1,129,314
70,000	UtiliCorp United, Inc.	1,542,800
13,000	Xcel Energy, Inc.	307,450
		10,750,667

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Electronic Equipment – 0.5%		
11,300	AVX Corp.	$ 204,191
77,400	Motorola, Inc.	1,006,200
		1,210,391
Energy Reserves – 7.4%		
16,600	Anadarko Petroleum Corp.	864,860
27,928	Conoco, Inc.	772,489
33,000	El Paso Corp.	1,289,640
249,760	Exxon Mobil Corp.	10,315,088
79,300	Occidental Petroleum Corp.	2,128,412
17,000	Phillips Petroleum Co.	1,004,870
40,400	The Williams Cos., Inc.	624,180
		16,999,539
Entertainment – 1.8%		
37,900	AOL Time Warner, Inc.*	939,920
69,300	Viacom, Inc. Class B*	3,225,915
		4,165,835
Environmental Services – 1.0%		
88,200	Waste Management, Inc.	2,320,542
Equity REIT – 1.4%		
7,600	CarrAmerica Reality Corp.	226,480
79,400	Equity Office Properties Trust	2,278,780
27,100	Equity Residential Properties Trust	730,345
		3,235,605
Financial Services – 4.2%		
70,800	Cendant Corp.*	1,232,628
44,100	Countrywide Credit Industries, Inc.	1,810,305
41,300	Federal National Mortgage Association	3,231,725
54,100	Household International, Inc.	2,786,150
9,500	IndyMac Bancorp, Inc.*	233,510
8,500	TempleInland, Inc.	473,365
		9,767,683
Food & Beverages – 2.5%		
32,400	Archer-Daniels-Midland Co.	448,740
8,400	Hormel Foods Corp.	229,908
6,200	McCormick & Co., Inc.	303,800
13,000	Sara Lee Corp.	271,960
38,100	Smithfield Foods, Inc.*	941,070
6,500	Supervalu, Inc.	168,675
61,300	SYSCO Corp.	1,812,641
11,200	The Coca-Cola Co.	530,768
43,300	The Pepsi Bottling Group, Inc.	1,076,005
4,092	Tyson Foods, Inc.	53,155
		5,836,722
Forestry And Paper – 1.6%		
5,300	Bemis Co., Inc.	301,888
14,200	Boise Cascade Corp.	510,490
99,300	Georgia-Pacific Group	2,547,045
6,700	Weyerhaeuser Co.	414,194
		3,773,617

Shares	Description	Value
Common Stocks – (continued)		
Gas Utilities – 0.5%		
8,100	NICOR, Inc.	$ 338,985
41,500	Oneok, Inc.	756,960
		1,095,945
Gold – 0.1%		
9,000	Newmont Mining Corp.	217,080
Grocery Stores – 0.3%		
22,100	Albertson's, Inc.	668,746
Heavy Electrical Equipment – 0.5%		
8,200	Cooper Industries, Inc.	289,870
15,200	Emerson Electric Co.	875,368
		1,165,238
Home Products – 4.5%		
13,800	Alberto-Culver Co. Class B	718,566
28,400	Avon Products, Inc.	1,467,996
36,900	Colgate-Palmolive Co.	2,065,662
2,750	National Service Industries, Inc.	21,175
72,400	The Procter & Gamble Co.	6,138,796
		10,412,195
Hotels – 0.2%		
10,300	Marriott International, Inc.	406,541
Industrial Parts – 0.6%		
28,800	Genuine Parts Co.	1,052,064
6,100	York International Corp.	213,500
		1,265,564
Industrial Services – 0.1%		
11,400	United Rentals, Inc.*	277,362
Information Services – 1.3%		
4,600	Affiliated Computer Services, Inc. Series A*	224,986
36,300	Electronic Data Systems Corp.	2,142,789
18,000	Moody's Corp.	666,000
		3,033,775
Leisure – 0.1%		
9,700	Brunswick Corp.	261,803
Life/Health Insurance – 3.0%		
20,500	Aetna, Inc.	718,730
6,500	Lincoln National Corp.	332,865
72,100	MetLife, Inc.	2,298,548
55,700	Nationwide Financial Services, Inc.	2,254,736
29,600	Prudential Financial, Inc.*	904,872
12,000	The MONY Group, Inc.	473,760
		6,983,511
Media – 2.5%		
38,700	Clear Channel Communications, Inc.*	1,804,194
6,300	Cox Communications, Inc.*	232,155
70,700	Fox Entertainment Group, Inc.*	1,576,610

Shares	Description	Value
Common Stocks – (continued)		
Media – (continued)		
14,400	General Motors Corp. Class H*	$ 212,400
115,100	Liberty Media Corp.*	1,473,280
13,500	PanAmSat Corp.*	290,385
10,500	The Walt Disney Co.	241,500
		5,830,524
Medical Products – 1.6%		
54,700	Abbott Laboratories	3,093,285
5,500	Stryker Corp.	338,250
10,000	Thermo Electron Corp.*	203,500
		3,635,035
Medical Services – 0.6%		
12,300	PacifiCare Health Systems, Inc.*	181,425
17,100	UnitedHealth Group, Inc.	1,239,579
		1,421,004
Mining & Metals – 1.2%		
18,000	Ball Corp.	761,220
21,100	Inco Ltd.*	393,093
101,100	Massey Energy Co.	1,429,554
8,800	Peabody Energy Corp.	221,320
		2,805,187
Motor Vehicles & Parts – 3.2%		
63,400	AutoNation, Inc.*	791,866
69,800	General Motors Corp.	3,685,440
30,000	Johnson Controls, Inc.	2,662,800
18,700	Visteon Corp.	265,166
		7,405,272
Oil Refining – 1.3%		
20,467	ChevronTexaco Corp.	1,728,233
45,100	Marathon Oil Corp.	1,240,250
		2,968,483
Oil Services – 0.3%		
37,000	Halliburton Co.	609,020
Property/Casualty Insurance – 3.6%		
57,100	Allstate Corp.	1,999,642
4,426	American International Group, Inc.	327,391
48,100	CNA Financial Corp.*	1,395,381
43,400	Loews Corp.	2,531,522
51,800	Old Republic International Corp.	1,655,528
1,700	The Progressive Corp.	264,860
		8,174,324
Railroads – 1.0%		
16,600	Burlington Northern Santa Fe Corp.	481,732
15,100	Canadian National Railway Co.	757,114
28,400	CSX Corp.	1,071,816
		2,310,662
Restaurants – 1.6%		
37,100	Brinker International, Inc.*	1,274,014
12,200	CBRL Group, Inc.	374,418

Shares	Description	Value
Common Stocks – (continued)		
Restaurants – (continued)		
17,000	Darden Restaurants, Inc.	$ 718,760
20,700	Tricon Global Restaurants, Inc.*	1,223,991
		3,591,183
Securities & Asset Management – 3.1%		
9,000	Eaton Vance Corp.	343,800
41,200	John Hancock Financial Services, Inc.	1,582,492
5,000	Lehman Brothers Holdings, Inc.	282,500
22,500	Merrill Lynch & Co., Inc.	1,078,875
20,800	Morgan Stanley Dean Witter & Co.	1,021,696
12,000	SEI Investments Co.	476,400
9,600	T. Rowe Price Group, Inc.	382,176
34,500	The Bear Stearns Cos., Inc.	1,900,605
		7,068,544
Semiconductors – 0.9%		
15,100	Arrow Electronics, Inc.*	404,680
44,300	Avnet, Inc.	1,163,318
11,200	NVIDIA Corp.*	571,312
		2,139,310
Specialty Retail – 0.9%		
16,100	Best Buy Co., Inc.*	1,085,140
11,600	Blockbuster, Inc.	273,760
10,200	Longs Drug Stores Corp.	267,240
9,100	The Home Depot, Inc.	455,000
		2,081,140
Telephone – 6.1%		
156,111	AT&T Corp.	2,425,965
65,500	BCE, Inc.	1,366,985
41,200	BellSouth Corp.	1,596,912
51,464	SBC Communications, Inc.	1,947,398
97,578	Verizon Communications, Inc.	4,566,650
594	WorldCom, Inc.-MCI Group	4,093
266,950	WorldCom, Inc.-WorldCom Group*	2,007,464
		13,915,467
Thrifts – 0.1%		
7,000	Washington Mutual, Inc.	227,710
Tobacco – 1.0%		
12,400	Philip Morris Companies, Inc.	652,984
24,700	R.J. Reynolds Tobacco Holdings, Inc.	1,621,555
		2,274,539
Truck/Sea/Air Freight – 1.1%		
44,800	FedEx Corp.*	2,592,128
Wireless Telecommunications – 1.5%		
4,700	ALLTEL Corp.	261,555
23,300	American Tower Corp.*	112,772
163,887	AT&T Wireless Services, Inc.*	1,653,620
11,300	Telephone & Data Systems, Inc.	984,795

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Wireless Telecommunications – (continued)		
13,600	United States Cellular Corp.*	$ 527,680
		3,540,422
TOTAL COMMON STOCKS **(Cost $221,203,009)**		$227,212,778

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 1.0%			
Joint Repurchase Agreement Account II^			
$2,200,000	1.90%	03/01/2002	$ 2,200,000
TOTAL REPURCHASE AGREEMENT **(Cost $2,200,000)**			$ 2,200,000
TOTAL INVESTMENTS **(Cost $223,403,009)**			$229,412,778

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 28, 2002.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
REIT—Real Estate Investment Trust

Performance Summary

February 28, 2002 (Unaudited)

The following graph shows the value, as of February 28, 2002, of a $10,000 investment made on August 15, 1997 (commencement of operations) in Institutional Shares at NAV of the Goldman Sachs CORE International Equity Fund. For comparative purposes, the performance of the Fund's benchmark, (Morgan Stanley Capital International Gross Europe, Australasia, Far East Index with dividends reinvested (''MSCI Gross EAFE Index'')), is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class A, Class B, Class C and Service Shares will vary from Institutional Shares due to differences in fees and loads.

CORE International Equity Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 15, 1997 to February 28, 2002.



Average Annual Total Return through February 28, 2002	Since Inception	One Year	Six Months[a]
Class A (commenced August 15, 1997)			
Excluding sales charges	−3.77%	−17.13%	−8.23%
Including sales charges	−4.96%	−21.69%	−13.30%
Class B (commenced August 15, 1997)			
Excluding contingent deferred sales charges	−4.23%	−17.59%	−8.44%
Including contingent deferred sales charges	−4.65%	−21.71%	−13.02%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	−4.20%	−17.48%	−8.43%
Including contingent deferred sales charges	−4.20%	−18.31%	−9.35%
Institutional Class (commenced August 15, 1997)	−3.14%	−16.55%	−7.91%
Service Class (commenced August 15, 1997)	−3.61%	−17.08%	−8.20%

(a) Not annualized.

Statement of Investments

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – 99.5%		
Australia – 6.2%		
155,700	Amcor Ltd. (Paper)	$ 609,464
195,600	AMP Diversified Property Trust (Real Estate)	253,800
55,100	AMP Ltd. (Insurance)	534,644
266,800	Australia & New Zealand Banking Group Ltd. (Banks)	2,544,666
32,800	Australian Gas Light Co. Ltd. (Oil and Gas)	163,252
270,595	BHP Ltd. (Mining)	1,649,233
271,200	Boral Ltd. (Building Materials)	564,993
249,500	Coca-Cola Amatil Ltd. (Food & Beverage)	753,495
230,900	Coles Myer Ltd. (Specialty Retail)	1,043,239
98,500	Colonial First State Property Trust Group (Real Estate)	106,931
58,000	Commonwealth Bank of Australia (Banks)	970,193
132,600	CSR Ltd. (Building Materials)	441,446
191,500	Deutsche Office Trust (Real Estate)	129,685
77,400	General Property Trust (Real Estate)	109,633
142,600	Goodman Fielder Ltd. (Food & Beverage)	114,999
141,400	Insurance Australia Group Ltd. (Insurance)	236,833
78,400	Leighton Holdings Ltd. (Construction)	427,580
307,600	M.I.M. Holdings Ltd. (Metals)	208,944
109,500	Macquarie Infrastructure Group (Construction)	195,857
246,572	Mayne Nickless Ltd. (Business Services)	729,102
116,600	Mirvac Group (Real Estate)	235,078
144,400	National Australia Bank Ltd. (Banks)	2,671,637
149,900	Orica Ltd. (Multi-Industrial)	603,653
69,600	PaperlinX Ltd. (Paper)	193,211
58,400	Rio Tinto Ltd. (Mining)	1,207,686
126,000	Santos Ltd. (Oil and Gas)	394,722
73,200	Suncorp-Metway Ltd. (Financial Services)	503,282
98,000	TABCORP Holdings Ltd. (Leisure)	567,303
378,000	Telstra Corp. Ltd. (Telecommunications)	1,008,301
95,100	The News Corp. Ltd. (Media)	599,776
11,600	Wesfarmers Ltd. (Multi-Industrial)	192,683
77,300	Westfield Trust (Real Estate)	129,871
38,400	Westpac Banking Corp. Ltd. (Banks)	328,095
69,100	Woolworths Ltd. (Specialty Retail)	432,942
		20,856,229
Austria – 0.6%		
3,600	Boehler-Uddeholm AG (Steel)	144,016
4,600	Erste Bank der oesterreichischen Sparkassen AG (Banks)	251,017

Shares	Description	Value
Common Stocks – (continued)		
Austria – (continued)		
1,850	Flughafen Wien AG (Commercial Services & Supplies)	$ 51,982
550	Mayr-Melnhof Karton AG (Paper)	31,861
650	Oesterreichische Elektrizitaetswirtschafts AG (Verbund) (Electrical Utilities)	49,642
12,400	OMV AG (Energy Resources)	1,045,799
31,500	Telekom Austria AG* (Telecommunications)	253,120
1,850	Voest-Alpine Stahl AG (Steel)	50,941
1,850	Wienerberger AG (Construction)	29,027
		1,907,405
Belgium – 1.1%		
1,350	Colruyt NV (Specialty Retail)	50,265
212,850	Dexia (Banks)	3,192,193
8,900	Union Miniere SA (Nonferrous Metals)	367,678
		3,610,136
Finland – 1.4%		
5,650	Instrumentarium Corp. Series B (Health)	273,726
151,250	Nokia Oyj (Telecommunications)	3,217,868
10,050	Sampo Oyj Series A (Financial Services)	78,234
36,450	UPM-Kymmene Oyj (Paper)	1,297,200
		4,867,028
France – 8.1%		
46,800	Accor SA (Hotels)	1,720,248
42,450	Air France (Airlines)	691,040
16,400	Alcatel (Telecommunications)	227,922
15,250	Aventis SA (Chemicals)	1,132,326
110,160	BNP Paribas SA (Banks)	5,346,471
4,600	France Telecom SA (Telecommunications)	121,287
6,050	L'Air Liquide SA (Chemicals)	855,479
27,800	Lagardere S.C.A. (Media)	1,132,348
30,200	Pechiney SA (Nonferrous Metals)	1,555,935
18,850	Pernod-Ricard SA (Food & Beverage)	1,468,999
56,550	PSA Peugeot Citroen (Auto)	2,463,022
73,150	Societe Generale Series A (Banks)	4,332,495
7,750	Total Fina SA Class B (Energy Resources)	1,140,152
220,150	Usinor SA* (Steel)	3,050,045
33,800	Vinci SA (Construction)	2,063,353
		27,301,122
Germany – 8.2%		
2,800	Adidas-Salomon AG (Specialty Retail)	181,693
7,100	Allianz AG (Insurance)	1,598,267
39,250	Altana AG (Drugs)	1,981,757
23,300	BASF AG (Chemicals)	896,194

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Germany – (continued)		
7,450	Bayer AG (Chemicals)	$ 237,718
1,000	Bayerische Hypo- und Vereinsbank AG (HVB Group) (Banks)	30,610
1,600	Beiersdorf AG (Health)	175,397
12,300	Buderus AG (Diversified Industrial Manufacturing)	284,264
108,700	DaimlerChrysler AG* (Auto)	4,368,263
22,400	Deutsche Bank AG (Banks)	1,316,999
8,450	Deutsche Lufthansa AG (Airlines)	130,606
31,050	Deutsche Telekom AG (Telecommunications)	441,471
47,150	E.On AG (Energy Resources)	2,317,759
15,250	Fresenius Medical Care AG (Health)	789,129
5,000	Gehe AG (Drugs)	199,157
21,850	Infineon Technologies AG (Semiconductors)	501,188
30,400	KarstadtQuelle AG (Specialty Retail)	1,056,356
5,400	Linde AG (Multi-Industrial)	245,529
39,000	Merck KGAA (Health)	1,148,183
4,900	Metro AG (Department Stores)	163,310
22,350	RWE AG (Energy Resources)	803,724
18,200	SAP AG (Computer Software)	2,476,113
80,012	Siemens AG (Electrical Equipment)	4,690,417
1,350	Software AG (Computer Software)	36,109
5,650	ThyssenKrupp AG (Multi-Industrial)	84,882
34,850	Volkswagen AG (Auto)	1,669,974
		27,825,069
Greece – 2.1%		
2,500	Alpha Bank SA (Banks)	38,489
12,100	Aluminum of Greece SA (Mining)	364,404
22,200	Bank of Piraeus (Banks)	143,019
65,200	Commercial Bank of Greece (Banks)	1,743,382
15,400	EFG Eurobank Ergasias (Banks)	180,554
21,800	Hellenic Bottling Co. SA (Food & Beverage)	292,965
148,800	Hellenic Telecommunications Organization SA (OTE) (Telecommunications)	2,195,534
70,600	Intracom SA (Telecommunications)	506,178
58,900	National Bank of Greece (Banks)	1,226,076
8,200	Titan Cement Co. (Construction)	282,879
7,400	Viohalco, Hellenic Copper & Aluminum Industry SA (Metals)	52,927
		7,026,407
Hong Kong – 1.2%		
27,000	ASM Pacific Technology Ltd. (Machinery)	52,274
43,000	Bank of East Asia Ltd. (Banks)	81,873
66,000	Cathay Pacific Airways Ltd. (Airlines)	99,010

Shares	Description	Value
Common Stocks – (continued)		
Hong Kong – (continued)		
64,000	Cheung Kong (Holdings) Ltd. (Real Estate)	$ 533,385
85,000	Cheung Kong Infrastructure Holdings Ltd. (Construction)	133,506
56,000	CLP Holdings Ltd. (Electrical Utilities)	224,740
13,000	Esprit Holdings Ltd. (Multi-Industry)	22,169
95,000	Hang Lung Properties Ltd. (Real Estate)	93,791
42,800	Hang Seng Bank Ltd. (Banks)	469,199
21,000	Henderson Land Development Co. Ltd. (Real Estate)	82,123
140,000	Hong Kong and China Gas Co. Ltd. (Oil and Gas)	195,660
14,000	Hong Kong Exchanges & Clearing Ltd. (Financial Services)	19,745
89,500	Hongkong Electric Holdings Ltd. (Electrical Utilities)	334,510
48,000	Hutchison Whampoa Ltd. (Multi-Industrial)	390,807
53,000	Hysan Development Co. Ltd. (Real Estate)	53,685
372,000	Pacific Century CyberWorks Ltd.* (Telecommunications)	89,670
59,000	Sun Hung Kai Properties Ltd. (Real Estate)	421,739
80,500	Swire Pacific Ltd. Series A (Multi-Industrial)	437,632
115,000	The Wharf (Holdings) Ltd. (Real Estate)	253,614
		3,989,132
Ireland – 2.7%		
51,900	Allied Irish Banks PLC (Banks)	579,729
256,400	Bank of Ireland (Banks)	2,486,587
105,400	CRH PLC (Building Materials)	1,756,868
68,100	Elan Corp. PLC ADR* (Drugs)	960,210
28,700	Green Property PLC (Real Estate)	186,385
125,600	Greencore Group PLC (Food & Beverage)	345,847
86,600	Independent News & Media PLC (Publishing)	131,227
3,400	IONA Technologies PLC* (Business Services)	47,430
123,800	Irish Life & Permanent PLC (Financial Services)	1,372,140
221,900	Jefferson Smurfit Group PLC (Paper)	509,179
2,100	Kerry Group PLC Series A (Food & Beverage)	27,912
95,400	Ryanair Holdings PLC* (Airlines)	574,118
126,100	Waterford Wedgewood PLC (Specialty Retail)	84,076
		9,061,708

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description		Value
Common Stocks – (continued)			
Italy – 3.5%			
106,400	Alitalia SpA* (Airlines)	$	78,773
87,800	Assicurazioni Generali SpA (Insurance)		2,176,624
81,400	Banca Monte dei Paschi Siena SpA (Banks)		204,757
24,300	Banca Popolare di Milano Scrl (BPM) (Banks)		91,109
7,300	ENI SpA (Energy Resources)		100,126
29,000	Mediobanca SpA (Financial Services)		312,382
62,200	Mondadori (Arnoldo) Editore SpA (Publishing)		394,248
367,934	Parmalat Finanziaria SpA (Food & Beverage)		1,140,566
48,800	Pirelli SpA (Manufacturing)		73,103
311,580	Riunione Adriatica di Sicurta SpA (Insurance)		3,642,260
403,500	Telecom Italia Mobile SpA (T.I.M.) (Telecommunications)		1,900,685
114,800	Telecom Italia SpA (Telecommunications)		596,432
132,325	Telecom Italia SpA (Telecommunications)		1,089,657
			11,800,722
Japan – 22.7%			
29,000	77 Bank Ltd. (Banks)		108,429
13,100	Acom Co. (Financial Services)		717,594
25,200	Aiful Corp. (Financial Services)		1,256,286
201,000	Alps Electric Co. Ltd. (Electronic Components)		1,816,568
9,000	Anritsu Corp. (Electronic Components)		65,219
61,500	Aoyama Trading Co. Ltd. (Specialty Retail)		481,921
15,500	Autobacs Seven Co. Ltd. (Automotive Parts)		334,882
15,600	Benesse Corp. (Business Services)		323,654
140,000	Bridgestone Corp. (Automotive Parts)		1,760,513
22,000	Canon, Inc. (Computer Hardware)		770,029
34,000	Casio Computer Co. Ltd. (Electronics Equipment)		125,602
15,100	Chubu Electric Power Co., Inc. (Electrical Utilities)		247,920
44,100	CSK Corp. (Commercial Services & Supplies)		951,147
63,000	Dai Nippon Printing Co. Ltd. (Business Services)		605,105
380,000	Daicel Chemical Industries (Chemicals)		1,052,129
53,000	Daiichi Pharmaceutical Co. (Health)		996,754
42,600	Daito Trust Construction Co. Ltd. (Construction)		601,191
148,000	Daiwa House Industry Co. Ltd. (Construction)		730,087

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
344,000	Fuji Electric Co. Ltd. (Electrical Equipment)	$	693,160
29,700	Fujitsu Support & Service, Inc. (Computer Hardware)		475,439
22,000	Hankyu Department Stores, Inc. (Department Stores)		123,303
60,000	Hitachi Cable Ltd. (Electrical Equipment)		228,814
705,000	Hitachi Ltd. (Electrical Equipment)		4,482,705
33,600	Honda Motor Co. Ltd. (Auto)		1,341,543
24,000	Isetan Co. Ltd. (Department Stores)		195,589
1,800	Itochu Techno-Science Corp. (Computer Software)		60,316
887,000	Japan Energy Corp. (Energy Resources)		1,079,003
597,000	Kawasaki Heavy Industries Ltd.* (Diversified Industrial Manufacturing)		512,370
55,000	Kawasaki Steel Corp. (Steel)		60,748
376,000	Konica Corp. (Multi-Industrial)		2,236,442
182,000	KUBOTA Corp. (Machinery)		505,273
8,700	Kyocera Corp. (Electronics Equipment)		520,721
39,000	Kyowa Hakko Kogyo Co. Ltd. (Multi-Industrial)		190,350
74,200	Kyushu Electric Power Co., Inc. (Electrical Utilities)		1,052,683
9,000	Matsushita Electric Works Ltd. (Construction)		66,831
3,300	Meitec Corp. (Business Services)		78,070
56,000	Mitsubishi Corp. (Wholesale)		388,253
868,000	Mitsubishi Electric (Electrical Equipment)		3,115,848
221	Mitsubishi Tokyo Financial Group, Inc.* (Banks)		1,332,647
121,000	Mitsui Co. (Wholesale)		673,652
107,000	Mitsui Fudosan Co. Ltd. (Real Estate)		793,746
76,300	Mitsumi Electric Co. Ltd. (Electrical Equipment)		1,026,672
304	Mizuho Holdings, Inc. (Banks)		573,992
35,000	Nichirei Corp. (Food & Beverage)		84,891
58,000	Nikko Cordial Corp. (Financial Services)		222,919
11,600	Nintendo Co. Ltd. (Entertainment)		1,708,900
464,000	Nippon Express Co. Ltd. (Railroads)		1,644,837
336	Nippon Telephone & Telegraph Corp. (Telecommunications)		1,070,726
75,000	Nishimatsu Construction Co. Ltd. (Construction)		198,701
552,000	Nissan Motor Co. Ltd. (Auto)		3,596,373
30,000	NTN Corp. (Machinery)		64,928
57	NTT Data Corp. (Commercial Services & Supplies)		188,873

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
161	NTT DoCoMo, Inc. (Telecommunications)	$	1,670,137
42,000	Oki Electric Industry Co. Ltd. (Telecommunications)		88,705
1,500	Promise Co. Ltd. (Financial Services)		63,249
164,000	Sankyo Co. Ltd. (Health)		2,392,776
73,000	Sanyo Electric Co. Ltd. (Electrical Equipment)		311,079
253,000	Sapporo Breweries Ltd. (Food & Beverage)		624,971
13,400	Shimachu Co. Ltd. (Specialty Retail)		175,006
5,800	Shin-Etsu Chemical Co. Ltd. (Chemicals)		219,889
69,000	Showa Shell Sekiyu K.K. (Oil and Gas)		442,852
5,000	Skylark Co. Ltd. (Restaurants)		84,518
11,100	Softbank Corp. (Business Services)		149,358
98,800	Sony Corp. (Electrical Equipment)		4,483,033
192,000	Sumitomo Corp. (Wholesale)		990,126
20,000	Sumitomo Electric Industries Ltd. (Electrical Equipment)		126,870
190,000	Sumitomo Osaka Cement Co. Ltd. (Construction)		242,472
14,000	Taisho Pharmaceutical Co. Ltd. (Drugs)		208,754
6,000	Taiyo Yuden Co. Ltd. (Electronic Components)		87,764
44,000	Takeda Chemical Industries Ltd. (Drugs)		1,783,052
5,000	Takefuji Corp. (Financial Services)		304,116
34,000	Takuma Co. Ltd. (Multi-Industrial)		225,068
22,100	TDK Corp. (Computer Hardware)		1,002,784
335,000	The Bank of Yokohama Ltd. (Commercial Banks)		1,100,041
30,000	The Kansai Electric Power Co., Inc. (Electrical Utilities)		427,852
106,000	The Nomura Securities Co. Ltd. (Financial Services)		1,210,344
202,000	The Tokio Marine & Fire Insurance Co. Ltd. (Property Insurance)		1,448,726
96,900	Tohoku Electric Power Co., Inc. (Electrical Utilities)		1,259,747
101,800	Tokyo Electric Power (Electrical Utilities)		1,922,117
168,000	Toppan Printing Co. Ltd. (Business Services)		1,440,591
228,000	Toshiba Corp. (Electrical Equipment)		842,270
21,000	Toyo Seikan Kaisha (Multi-Industrial)		269,876
172,600	Toyota Motor Corp. (Auto)		4,405,329

Shares	Description		Value
Common Stocks – (continued)			
Japan – (continued)			
11,200	Trans Cosmos, Inc. (Business Services)	$	259,950
5,500	Trend Micro, Inc.* (Computer Software)		122,318
473,000	Ube Industries Ltd. (Chemicals)		462,428
142	UFJ Holdings, Inc.* (Banks)		300,966
92,000	Uny Co. Ltd. (Department Stores)		810,179
8,000	Wacoal Corp. (Manufacturing)		60,002
261	West Japan Railway (Railroads)		919,378
4,000	Yamanouchi Pharmaceutical Co. Ltd. (Drugs)		104,183
			76,577,224
Netherlands – 1.1%			
126,808	ING Groep NV (Financial Services)		3,018,485
36,300	Oce NV (Manufacturing)		370,900
8,100	Royal Dutch Petroleum Co. (Energy Resources)		418,372
1,600	Unilever NV (Food & Beverage)		93,102
			3,900,859
New Zealand – 3.1%			
349,800	Auckland International Airport Ltd. (Commercial Services & Supplies)		599,870
1,207,000	Carter Holt Harvey Ltd. (Forest Products)		1,006,967
480,300	Contact Energy Ltd. (Electrical Utilities)		809,498
81,100	Fisher & Paykel Appliances Holdings Ltd.* (Appliance)		321,212
104,000	Fisher & Paykel Industries Ltd. (Appliance)		464,496
478,300	Fletcher Building Ltd. (Construction)		616,687
1,225,700	Fletcher Challenge Forests Ltd.* (Forest Products)		123,948
179,300	Independent Newspapers Ltd. (Publishing)		308,236
284,600	Sky City Ltd. (Leisure)		695,514
2,058,000	Telecom Corp. of New Zealand Ltd. (Telecommunications)		4,396,391
295,700	The Warehouse Group Ltd. (Specialty Retail)		823,561
161,300	Tower Ltd. (Financial Services)		352,052
			10,518,432
Norway – 0.8%			
317,400	Den Norske Bank (Banks)		1,591,361
34,700	Frontline Ltd. (Transportation)		379,479
15,200	Norsk Hydro ASA (Diversified Industrial Manufacturing)		646,156
			2,616,996

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Singapore – 0.2%		
36,000	Allgreen Properties Ltd. (Real Estate)	$ 22,214
5,000	Chartered Semiconductor Manufacturing Ltd.* (Semiconductors)	11,413
4,000	City Developments Ltd. (Real Estate)	14,853
1,200	Creative Technology Ltd. (Electrical Equipment)	14,154
4,000	Cycle & Carriage Ltd. (Specialty Retail)	9,829
12,000	DBS Group Holdings Ltd. (Banks)	88,464
6,000	Fraser & Neave Ltd. (Tobacco)	25,229
8,000	GES International Ltd. (Commercial Services & Supplies)	3,189
14,000	Keppel Corp. Ltd. (Multi-Industrial)	31,498
15,000	Neptune Orient Lines Ltd.* (Transportation)	9,829
6,000	Oversea-Chinese Banking Corp. Ltd. (Banks)	41,611
3,000	SembCorp Logistics Ltd. (Transportation)	3,375
8,000	Singapore Airlines Ltd. (Airlines)	59,413
4,000	Singapore Exchange Ltd. (Finance Companies)	2,818
6,000	Singapore Land Ltd. (Real Estate)	11,009
4,000	Singapore Press Holdings Ltd. (Publishing)	47,836
2,000	Singapore Technologies Engineering Ltd. (Machinery)	2,643
54,000	Singapore Telecommunications Ltd. (Telecommunications)	47,771
35,000	SMRT Corp. Ltd. (Transportation)	13,283
8,000	ST Assembly Test Services Ltd.* (Semiconductors)	10,266
17,000	United Overseas Bank Ltd. (Banks)	129,038
2,000	Venture Manufacturing (Singapore) Ltd. (Electrical Equipment)	16,055
		615,790
Spain – 6.1%		
116,800	Altadis SA (Tobacco)	1,936,775
56,600	Banco Bilbao Vizcaya SA (Banks)	653,792
40,800	Banco Santander Central Hispano SA (Banks)	325,731
79,500	Corporacion Mapfre SA (Insurance)	550,712
44,400	Endesa SA (Electrical Utilities)	666,653
58,500	Fomento de Construcciones y Contratas SA (Construction)	1,266,378
275,800	Grupo Dragados SA (Construction)	3,426,998
158,500	Iberdrola SA (Electrical Utilities)	1,996,917
219,350	Repsol SA (Energy Resources)	2,714,173
8,400	Sociedad General de Aguas de Barcelona SA (Multi-Industrial)	94,556
264,710	Telefonica de Espana SA* (Telecommunications)	3,089,782

Shares	Description	Value
Common Stocks – (continued)		
Spain – (continued)		
438,900	Terra Networks SA* (Internet)	$ 3,268,374
22,500	Union Electric Fenosa (Utilities)	345,819
23,600	Vallehermoso SA (Real Estate)	165,117
		20,501,777
Sweden – 3.5%		
55,100	Electrolux AB Series B (Appliance)	989,464
11,500	Holmen AB Series B (Paper)	281,209
11,700	SAS AB* (Airlines)	84,377
157,400	SKF AB Series B (Metals)	3,683,507
132,125	Svenska Cellulosa AB (SCA) Series B (Paper)	4,246,789
2,000	Svenska Handelsbanken AB Series A (Banks)	27,127
574,029	Telefonaktiebolaget LM Ericsson AB Series B (Telecommunications)	2,445,453
24,900	Trelleborg AB Series B (Diversified Industrial Manufacturing)	230,708
		11,988,634
Switzerland – 3.3%		
28,710	Credit Suisse Group* (Banks)	993,198
7,308	Givaudan (Consumer Products)	2,403,665
200	Lonza AG (Chemicals)	126,278
2,290	Nestle SA (Food & Beverage)	506,393
71,830	Novartis AG (Pharmaceuticals & Biotechnology)	2,731,700
1,492	PubliGroupe SA (Business Services)	295,315
12,119	Swisscom AG (Telecommunications)	3,534,056
3,050	Zurich Financial Services AG (Insurance)	590,259
		11,180,864
United Kingdom – 23.6%		
34,800	Associated British Ports Holdings PLC (Transportation)	218,887
91,100	AstraZeneca PLC (Health)	4,604,645
21,300	BAA PLC (Airlines)	192,230
56,800	Balfour Beatty PLC (Construction)	183,047
185,000	Barclays PLC (Banks)	5,425,879
197,100	Barratt Developments PLC (Construction)	1,287,090
506,600	BG Group PLC (Utilities)	2,094,457
627,300	BHP Billiton PLC (Mining)	3,546,628
43,100	Boots Co. PLC (Specialty Retail)	388,972
1,533	BP PLC ADR (Energy Resources)	75,960
928,500	BP PLC (Energy Resources)	7,644,660
72,900	British Aerospace PLC (Defense/Aerospace)	327,669
320,900	British American Tobacco PLC (Tobacco)	2,943,708
467,900	BT Group PLC (Telecommunications)	1,691,410
76,900	Corus Group PLC* (Steel)	89,129

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
United Kingdom – (continued)		
47,800	De La Rue PLC (Business Services)	$ 284,440
303,700	George Wimpey PLC (Construction)	1,124,673
215,578	GlaxoSmithKline PLC (Health)	5,253,177
39,350	GlaxoSmithKline PLC ADR (Health)	1,926,182
132,512	Granada Compass PLC (Business Services)	215,394
71,000	HBOS PLC (Financial Services)	743,630
295,077	HSBC Holdings PLC (Banks)	3,221,915
15,400	Kelda Group PLC (Utilities)	77,709
24,500	Land Securities PLC (Real Estate)	304,740
403,000	Lattice Group PLC (Multi-Industrial)	964,082
231,100	Lloyds TSB Group PLC (Banks)	2,221,208
104,700	Man Group PLC (Financial Services)	1,534,637
344,400	Marks & Spencer PLC (Specialty Retail)	1,830,338
287,700	P & O Princess Cruises PLC (Leisure)	1,667,263
169,100	Rank Group PLC (Leisure)	597,536
893,700	Rentokil Initial PLC (Business Services)	3,369,586
101,300	Rexam PLC (Materials)	624,991
192,725	Royal Bank of Scotland Group PLC (Banks)	4,718,090
364,200	Safeway PLC (Specialty Retail)	1,642,143
7,800	Severn Trent PLC (Utilities)	80,868
76,400	Shell Transport & Trading Co. PLC ADR (Energy Resources)	3,192,756
593,600	Signet Group PLC (Specialty Retail)	899,853
55,300	Slough Estates PLC (Real Estate)	285,352
152,800	The Great Universal Stores PLC (Specialty Retail)	1,490,228
465,800	Unilever PLC (Food & Beverage)	3,858,135
88,552	United Business Media PLC (Publishing)	732,208

Shares	Description	Value
Common Stocks – (continued)		
United Kingdom – (continued)		
81,000	United Utilities PLC (Business Services)	$ 690,944
1,913,701	Vodafone Group PLC (Telecommunications)	3,617,830
72,900	Vodafone Group PLC ADR (Telecommunications)	1,385,100
12,200	Wolseley PLC (Wholesale)	102,947
22,000	WPP Group PLC (Business Services)	231,353
		79,603,679
TOTAL COMMON STOCKS **(Cost $353,047,600)**		$335,749,213
Preferred Stocks – 0.7%		
Australia – 0.2%		
105,800	The News Corp. Ltd. (Media)	$ 557,325
Germany – 0.4%		
23,950	Hugo Boss AG (Specialty Retail)	517,421
30,900	Volkswagen AG (Auto)	963,227
		1,480,648
New Zealand – 0.1%		
2,064,300	Fletcher Challenge Forests Ltd.* (Forest Products)	200,052
TOTAL PREFERRED STOCKS **(Cost $2,497,216)**		$ 2,238,025
Units		
Warrants – 0.0%		
Switzerland – 0.0%		
12,119	Swisscom AG expiring 03/07/2002 (Telecommunications)	$ 58,509
TOTAL WARRANTS **(Cost $0)**		$ 58,509

Statement of Investments (continued)

February 28, 2002 (Unaudited)

Principal Amount	Interest Rate	Maturity Date		Value
U.S. Government Agency Obligation – 0.3%				
Federal National Mortgage Association #				
$ 250,000	1.73%	03/28/2002	$	249,676
750,000	1.74	03/28/2002		749,021
TOTAL U.S. GOVERNMENT AGENCY OBLIGATION (Cost $998,697)			$	998,697
TOTAL INVESTMENTS (Cost $356,543,513)				$339,044,444

*   Non-income producing security.

\#   A portion of this security is segregated as collateral for initial margin requirements on Futures transactions.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

	As a % of Total Net Assets
Common and Preferred Stock Industry Classifications†	
Airlines	0.6%
Appliance	0.5
Auto	5.6
Automotive Parts	0.6
Banks	14.8
Building Materials	0.8
Business Services	2.6
Chemicals	1.5
Commercial Banks	0.3
Commercial Services & Supplies	0.5
Computer Hardware	0.7
Computer Software	0.8
Construction	3.8
Consumer Products	0.7
Defense/Aerospace	0.1
Department Stores	0.4
Diversified Industrial Manufacturing	0.5
Drugs	1.5
Electrical Equipment	5.9
Electrical Utilities	2.7
Electronic Components	0.6
Electronics Equipment	0.2
Energy Resources	6.1
Entertainment	0.5
Financial Services	3.5
Food & Beverage	2.8
Forest Products	0.4
Health	5.2
Hotels	0.5
Insurance	2.8
Internet	1.0
Leisure	1.0
Machinery	0.2
Manufacturing	0.1
Materials	0.2
Media	0.7
Metals	1.2
Mining	2.0
Multi-Industrial	1.8
Nonferrous Metals	0.6
Oil and Gas	0.4
Paper	2.1
Pharmaceuticals & Biotechnology	0.8
Property Insurance	0.4
Publishing	0.5
Railroads	0.8
Real Estate	1.2
Semiconductors	0.2
Specialty Retail	3.2
Steel	1.0
Telecommunications	10.3
Tobacco	1.4
Transportation	0.2
Utilities	0.8
Wholesale	0.6
TOTAL COMMON AND PREFERRED STOCK	**100.2%**

† Industry concentrations greater than one tenth of one percent are disclosed.

Statements of Assets and Liabilities

February 28, 2002 (Unaudited)

	CORE U.S. Equity Fund
Assets:	
Investment in securities, at value (identified cost $812,121,069, $566,301,129, $164,208,936, $223,403,009 and $356,543,513, respectively)	$871,210,699
Cash, at value [a]	681,232
Receivables:	
Dividends and interest, at value	1,496,707
Fund shares sold	513,368
Variation margin	—
Reimbursement from adviser	42,683
Other assets	8,136
Total assets	873,952,825
Liabilities:	
Due to Bank	—
Payables:	
Investment securities purchased	—
Fund shares repurchased	2,614,076
Amounts owed to affiliates	838,193
Variation margin	21,983
Accrued expenses and other liabilities, at value	101,633
Total liabilities	3,575,885
Net Assets:	
Paid-in capital	914,885,354
Accumulated undistributed (distributions in excess of) net investment income (loss)	632,784
Accumulated net realized loss on investment, futures and foreign currency related transactions	(104,302,148)
Net unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	59,160,950
NET ASSETS	$870,376,940
Net asset value, offering and redemption price per share:[b]	
Class A	$23.91
Class B	$22.93
Class C	$22.84
Institutional	$24.33
Service	$23.75
Shares outstanding:	
Class A	18,412,561
Class B	7,430,665
Class C	1,982,798
Institutional	8,515,471
Service	307,660
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	36,649,155

(a) Includes restricted cash of $625,000, $475,000, $350,000 and $550,000, respectively for the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity and CORE Large Cap Value Funds relating to initial margin requirements on futures transactions.

(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds is $25.30, $11.82, $11.19, $10.68 and $8.14, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
	$ 566,288,876	$169,448,555	$229,412,778	$339,044,444
	2,391,161	373,972	577,258	—
	667,257	107,505	445,539	792,672
	924,086	999,501	310,090	102,890
	—	—	—	6,626
	25,945	23,752	17,146	52,901
	5,774	610	1,088	10,930
	570,303,099	170,953,895	230,763,899	340,010,463
	—	—	—	1,702,769
	—	—	360,274	—
	1,166,532	958,850	160,740	485,363
	584,798	157,441	166,507	287,333
	7,310	14,175	10,980	—
	111,999	81,534	79,210	131,983
	1,870,639	1,212,000	777,711	2,607,448
	828,169,443	167,860,618	234,754,042	433,498,706
	(1,300,918)	64,724	551,415	(603,845)
	(258,463,645)	(3,431,631)	(11,340,961)	(77,983,566)
	27,580	5,248,184	6,021,692	(17,508,280)
	$ 568,432,460	$169,741,895	$229,986,188	$337,403,015
	$11.17	$10.57	$10.09	$7.69
	$10.79	$10.19	$10.02	$7.59
	$10.79	$10.22	$10.03	$7.60
	$11.31	$10.72	$10.09	$7.81
	$11.11	$10.51	$10.09	$7.72
	17,800,355	5,307,026	8,135,850	11,310,040
	13,621,303	1,898,477	2,284,206	926,374
	5,917,029	1,048,468	1,369,711	561,795
	13,956,542	7,739,869	11,016,097	30,624,399
	88,542	51,900	5,434	2,494
	51,383,771	16,045,740	22,811,298	43,425,102

Statements of Operations

For the Six Months Ended February 28, 2002 (Unaudited)

	CORE U.S. Equity Fund
Investment income:	
Dividends[a]	$ 6,208,417
Interest	6,813
Total income	6,215,230
Expenses:	
Management fees	3,432,649
Distribution and Service fees[b]	1,656,871
Transfer agent fees[b]	683,878
Custodian fees	102,536
Registration fees	46,963
Professional fees	19,941
Trustee fees	4,770
Service share fees	19,497
Other	61,642
Total expenses	6,028,747
Less — expense reductions	(446,388)
Net expenses	5,582,359
NET INVESTMENT INCOME (LOSS)	632,871
Realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	
Net realized gain (loss) from:	
Investment transactions	(36,007,984)
Futures transactions	146,837
Foreign currency related transactions	(44)
Net change in unrealized gain (loss) on:	
Investments	19,187,116
Futures	84,565
Translation of assets and liabilities denominated in foreign currencies	—
Net realized and unrealized gain (loss) on investment, futures and foreign currency transactions:	(16,589,510)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(15,956,639)

(a) For the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds, foreign taxes withheld on dividends were $10,355, $16,456, $579, $5,060 and $217,691, respectively.

(b) Class specific Distribution and Service and Transfer Agent fees were as follows:

Fund	Distribution and Service Fees			Transfer Agent Fees				
	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
CORE U.S. Equity Fund	$560,605	$872,332	$223,934	$426,061	$165,743	$42,547	$47,967	$1,560
CORE Large Cap Growth Fund	279,371	782,663	360,545	212,322	148,706	68,504	35,868	220
CORE Small Cap Equity Fund	59,558	84,573	45,341	45,264	16,069	8,615	12,087	55
CORE Large Cap Value Fund	104,265	108,678	67,846	79,242	20,648	12,891	24,342	11
CORE International Equity Fund	235,427	37,150	22,241	89,462	7,058	4,226	51,187	4

The accompanying notes are an integral part of these financial statements.

CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
$ 2,878,113	$ 905,424	$ 2,284,171	$ 1,935,183
2,285	12,828	5,429	91,993
2,880,398	918,252	2,289,600	2,027,176
2,372,179	570,955	721,440	1,538,516
1,422,579	189,472	280,789	294,818
465,620	82,090	137,134	151,937
89,745	78,246	71,088	360,018
49,272	30,399	30,521	41,490
19,192	19,936	19,440	15,274
4,770	4,769	4,769	4,803
2,749	684	134	48
60,805	58,337	58,733	55,369
4,486,911	1,034,888	1,324,048	2,462,273
(306,020)	(162,133)	(107,596)	(252,511)
4,180,891	872,755	1,216,452	2,209,762
(1,300,493)	45,497	1,073,148	(182,586)
(97,117,670)	(2,849,586)	(7,745,224)	(39,207,126)
95,191	(35,195)	(81,157)	(1,893,768)
—	—	(71)	13,415
78,593,665	4,643,583	2,435,547	8,080,025
36,578	18,300	11,923	833,524
—	—	—	(18,003)
(18,392,236)	1,777,102	(5,378,982)	(32,191,933)
$(19,692,729)	$ 1,822,599	$(4,305,834)	$(32,374,519)

Statements of Changes in Net Assets

For the Six Months Ended February 28, 2002 (Unaudited)

	CORE U.S. Equity Fund
From operations:	
Net investment income (loss)	$ 632,871
Net realized loss on investment, futures and foreign currency related transactions	(35,861,191)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	19,271,681
Net increase (decrease) in net assets resulting from operations	(15,956,639)
Distributions to shareholders:	
From net investment income	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
From net realized gain on investment, futures and foreign currency transactions	
Class A Shares	—
Class B Shares	—
Class C Shares	—
Institutional Shares	—
Service Shares	—
Total distributions to shareholders	—
From share transactions:	
Proceeds from sales of shares	62,943,624
Reinvestment of dividends and distributions	—
Cost of shares repurchased	(141,947,309)
Net increase (decrease) in net assets resulting from share transactions	(79,003,685)
TOTAL INCREASE (DECREASE)	(94,960,324)
Net assets:	
Beginning of period	965,337,264
End of period	$870,376,940
Accumulated undistributed net investment income (loss)	$ 632,784

The accompanying notes are an integral part of these financial statements.

CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
$ (1,300,493)	$ 45,497	$ 1,073,148	$ (182,586)
(97,022,479)	(2,884,781)	(7,826,452)	(41,087,479)
78,630,243	4,661,883	2,447,470	8,895,546
(19,692,729)	1,822,599	(4,305,834)	(32,374,519)
—	—	(246,775)	—
—	—	—	—
—	—	—	—
—	(177,423)	(639,144)	(587,486)
—	(492)	(132)	—
(717,345)	(1,722,310)	—	—
(524,302)	(690,186)	—	—
(245,243)	(358,872)	—	—
(565,762)	(1,865,669)	—	—
(3,337)	(10,923)	—	—
(2,055,989)	(4,825,875)	(886,051)	(587,486)
58,214,099	63,467,180	32,468,148	88,616,870
1,841,695	4,482,427	871,917	587,439
(164,777,850)	(33,302,368)	(58,073,718)	(133,100,011)
(104,722,056)	34,647,239	(24,733,653)	(43,895,702)
(126,470,774)	31,643,963	(29,925,538)	(76,857,707)
694,903,234	138,097,932	259,911,726	414,260,722
$ 568,432,460	$169,741,895	$229,986,188	$337,403,015
$ (1,300,918)	$ 64,724	$ 551,415	$ (603,845)

Statements of Changes in Net Assets

For the Year Ended August 31, 2001

	CORE U.S. Equity Fund
From operations:	
Net investment income (loss)	$ (211,237)
Net realized gain (loss) on investment, futures and foreign currency related transactions	(67,217,513)
Net change in unrealized gain (loss) on investments, futures and translation of assets and liabilities denominated in foreign currencies	(302,527,974)
Net decrease in net assets resulting from operations	(369,956,724)
Distributions to shareholders:	
From net investment income	
Class A Shares	(1,113,535)
Class B Shares	—
Class C Shares	—
Institutional Shares	(1,925,676)
Service Shares	(3,279)
In excess of net investment income	
Class A Shares	(76,075)
Class B Shares	—
Class C Shares	—
Institutional Shares	(131,559)
Service Shares	(224)
From net realized gain on investment, futures and foreign currency transactions	
Class A Shares	(66,906,649)
Class B Shares	(26,205,915)
Class C Shares	(6,096,863)
Institutional Shares	(35,915,254)
Service Shares	(1,122,294)
Total distributions to shareholders	(139,497,323)
From share transactions:	
Proceeds from sales of shares	176,654,109
Reinvestment of dividends and distributions	129,275,800
Cost of shares repurchased	(276,457,175)
Net increase (decrease) in net assets resulting from share transactions	29,472,734
TOTAL DECREASE	(479,981,313)
Net assets:	
Beginning of year	1,445,318,577
End of year	$ 965,337,264
Accumulated undistributed (distributions in excess of) net investment income (loss)	$ (87)

The accompanying notes are an integral part of these financial statements.

	CORE Large Cap Growth Fund	CORE Small Cap Equity Fund	CORE Large Cap Value Fund	CORE International Equity Fund
	$ (6,942,917)	$ 230,780	$ 2,412,931	$ 1,836,995
	(149,129,533)	5,592,714	(3,429,055)	(36,353,523)
	(468,782,805)	(20,276,733)	(6,065,009)	(64,662,182)
	(624,855,255)	(14,453,239)	(7,081,133)	(99,178,710)
	(545,412)	—	(835,190)	(552,825)
	—	—	(30,001)	—
	—	—	(19,260)	—
	(1,292,644)	—	(2,158,427)	(2,837,630)
	—	—	(146)	(139)
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	(26,130,217)	(5,085,559)	(535,869)	(7,263,151)
	(16,541,364)	(1,705,367)	(102,661)	(582,564)
	(7,629,399)	(837,472)	(66,827)	(340,164)
	(15,227,488)	(7,900,372)	(995,661)	(14,338,865)
	(172,313)	(11,424)	(65)	(1,295)
	(67,538,837)	(15,540,194)	(4,744,107)	(25,916,633)
	234,712,539	40,141,242	99,459,843	210,450,754
	61,855,191	14,651,815	3,957,082	25,491,762
	(274,906,638)	(54,126,609)	(138,403,738)	(171,015,548)
	21,661,092	666,448	(34,986,813)	64,926,968
	(670,733,000)	(29,326,985)	(46,812,053)	(60,168,375)
	1,365,636,234	167,424,917	306,723,779	474,429,097
	$ 694,903,234	$138,097,932	$ 259,911,726	$ 414,260,722
	$ (425)	$ 197,142	$ 364,318	$ 166,227

Notes to Financial Statements

February 28, 2002 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the CORE U.S. Equity Fund, CORE Large Cap Growth Fund, CORE Small Cap Equity Fund, CORE Large Cap Value Fund and the CORE International Equity Fund, collectively the ''Funds'' or individually a ''Fund''. Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign taxes where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount earned.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Income distributions, if any, are declared and paid quarterly for CORE Large Cap Value Fund and annually for all other Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

The Funds, at their most recent tax year-ends of August 31, 2001, had approximately the following amounts of capital loss carryforwards for U.S. federal tax purposes. This amount is available to be carried forward to offset future capital gains to the extent permitted by applicable laws or regulations.

Fund	Amount	Year of Expiration
CORE U.S. Equity	$3,976,000	2009
CORE Large Cap Value	1,186,000	2009
CORE International Equity	1,646,000	2009

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition, CORE U.S. Equity, CORE Large Cap Growth and CORE International Equity will elect to treat net capital losses of approximately $62,299,000, $158,891,000 and $31,383,000, respectively, incurred in the ten month period ended August 31, 2001 as having been incurred in the following fiscal year.

At February 28, 2002, the Funds' aggregate unrealized gains and losses based on cost for federal income tax purposes were as follows:

Fund	Tax Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain (Loss)
CORE U.S. Equity	$814,300,533	$128,985,722	$72,075,556	$ 56,910,166
CORE Large Cap Growth	568,844,541	50,182,912	47,627,247	(2,555,665)
CORE Small Cap Equity	164,745,277	21,218,233	16,514,955	4,703,278
CORE Large Cap Value	223,897,721	22,018,971	16,503,914	5,515,057
CORE International Equity	360,589,964	19,954,930	41,500,450	(21,545,520)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Funds bear all expenses and fees relating to their respective Distribution and Service plans. Shareholders of Service shares bear all expenses and fees paid to service organizations. Each class of shares of the Funds separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Funds are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Segregation Transactions — The Funds may enter into certain derivative transactions. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at each Fund's custodian or designated subcustodians.

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

3. AGREEMENTS

Pursuant to Investment Management Agreements (the ''Agreements''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds. Goldman Sachs Funds Management, L.P. (''GSFM''), an affiliate of Goldman Sachs, serves as the investment adviser to CORE U.S. Equity Fund. Under the Agreements, the respective adviser, subject to the general supervision of the Trust's Board of Trustees, manages the Funds' portfolios. As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the respective adviser is entitled to a management fee, computed daily and payable monthly, at an annual rate equal to 0.75%, 0.75%, 0.85%, 0.60% and 0.85% of the average daily net assets of CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds, respectively. For the six months ended February 28, 2002, the advisers for CORE U.S. Equity and CORE Large Cap Growth have voluntarily agreed to waive a portion of their management fee equal annually to 0.05% and 0.05%, respectively, of each Fund's average daily net assets. The advisers may discontinue or modify these waivers in the future at their discretion.

Each adviser has voluntarily agreed to limit certain ''Other Expenses'' for the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs and extraordinary expenses), to the extent such expenses exceed, on an annual basis, 0.00%, 0.02%, 0.04%, 0.06%, and 0.12% of the average daily net assets of the Funds, respectively.

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from each Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25% (0.50% for CORE International Equity Fund), 1.00% and 1.00% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Funds pursuant to Distribution Agreements. Goldman Sachs may receive a portion of the Class A front end sales load and Class B and Class C contingent deferred sales charge and has advised the Funds that it retained approximately $50,000, $26,000, $21,000, $14,000 and $32,000 during the six months ended February 28, 2002 for the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value and CORE International Equity Funds, respectively.

Goldman Sachs also serves as the transfer agent of the Funds for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These plans allow for Service shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on a annualized basis) of the average daily net asset value of the Service Shares.

3. AGREEMENTS (continued)

For the six months ended February 28, 2002, the Funds' advisers have voluntarily agreed to waive certain fees and reimburse other expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. These expense reductions were as follows (in thousands):

Fund	Management Fee Waiver	Reimbursement	Custody Credit	Total Expense Reductions
CORE U.S. Equity	$228	$217	$1	$446
CORE Large Cap Growth	158	148	—	306
CORE Small Cap Equity	—	161	1	162
CORE Large Cap Value	—	107	1	108
CORE International Equity	—	252	1	253

At February 28, 2002, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
CORE U.S. Equity	$483	$252	$103	$838
CORE Large Cap Growth	313	205	67	585
CORE Small Cap Equity	109	33	15	157
CORE Large Cap Value	104	43	20	167
CORE International Equity	224	42	21	287

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments and futures transactions) for the six months ended February 28, 2002, were as follows:

Fund	Purchases	Sales and Maturities
CORE U.S. Equity	$278,697,899	$358,298,329
CORE Large Cap Growth	319,895,979	428,661,195
CORE Small Cap Equity	101,036,209	72,817,932
CORE Large Cap Value	87,623,298	114,673,132
CORE International Equity	183,221,731	208,797,820

For the six months ended February 28, 2002, Goldman Sachs earned approximately $2,000, $2,000, $1,000, $1,000 and $21,000 of brokerage commissions from portfolio transactions, including futures transactions, executed on behalf of the CORE U.S. Equity, CORE Large Cap Growth, CORE Small Cap Equity, CORE Large Cap Value Funds and CORE International Equity Funds, respectively.

Forward Foreign Currency Exchange Contracts — The CORE International Equity Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The CORE International Equity Fund may also purchase and sell forward contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund realizes gains or losses at the time a forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. As of February 28, 2002, there were no open forward currency contracts outstanding.

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

Option Accounting Principles — When the Funds write call or put options, an amount equal to the premium received is recorded as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. When a written option expires on its stipulated expiration date or the Funds enter into a closing purchase transaction, the Funds realize a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When a written call option is exercised, the Funds realize a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received. When a written put option is exercised, the amount of the premium originally received will reduce the cost of the security which the Funds purchase upon exercise. There is a risk of loss from a change in value of such options which may exceed the related premiums received.

Upon the purchase of a call option or a protective put option by the Funds, the premium paid is recorded as an investment and subsequently marked-to-market to reflect the current market value of the option. If an option which the Funds have purchased expires on the stipulated expiration date, the Funds will realize a loss in the amount of the cost of the option. If the Funds enter into a closing sale transaction, the Funds will realize a gain or loss, depending on whether the sale proceeds for the closing sale transaction are greater or less than the cost of the option. If the Funds exercise a purchased put option, the Funds will realize a gain or loss from the sale of the underlying security, and the proceeds from such sale will be decreased by the premium originally paid. If the Funds exercise a purchased call option, the cost of the security which the Funds purchase upon exercise will be increased by the premium originally paid. As of February 28, 2002, there were no open written option contracts.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or (for CORE International Equity Fund only) to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Funds are required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds, depending on the fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss. At February 28, 2002, open futures contracts were as follows:

Fund	Type	Number of Contracts Long	Settlement Month	Market Value	Unrealized Gain (Loss)
CORE US Equity Fund	S&P 500 Index	21	March 2002	$5,811,225	$71,320
CORE Large Cap Growth Fund	S&P 500 Index	8	March 2002	$2,213,800	$39,833
CORE Small Cap Equity Fund	Russell 2000 Index	7	March 2002	$1,643,075	$8,565
CORE Large Cap Value Fund	S&P 500 Index	9	March 2002	$2,490,525	$11,923
CORE International Equity Fund	SPI 200 Index	2	March 2002	$87,909	$(465)
	HKFE Index	1	March 2002	66,320	(1,519)
	TOPIX Index	4	March 2002	302,185	6,127
				$456,414	$4,143

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

5. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 28, 2002, the Funds did not have any borrowings under this facility.

6. JOINT REPURCHASE AGREEMENT ACCOUNT

The Funds, together with other registered investment companies having management agreements with GSAM and GSFM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 28, 2002, CORE U.S. Equity, CORE Small Cap Equity and CORE Large Cap Value had undivided interests in the repurchase agreements in the joint account which equaled $5,100,000, $1,300,000 and $2,200,000, respectively, in principal amount. At February 28, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Amortized Cost	Maturity Value
Bank of America	$ 500,000,000	1.90%	03/01/2002	$ 500,000,000	$ 500,026,389
Barclays Capital, Inc.	500,000,000	1.91	03/01/2002	500,000,000	500,026,528
Deutsche Bank Securities, Inc.	2,000,000,000	1.90	03/01/2002	2,000,000,000	2,000,105,556
Greenwich Capital	800,000,000	1.91	03/01/2002	800,000,000	800,042,444
J.P. Morgan Chase & Co., Inc.	2,500,000,000	1.90	03/01/2002	2,500,000,000	2,500,131,944
Morgan Stanley	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
Salomon Smith Barney Holdings, Inc.	1,500,000,000	1.90	03/01/2002	1,500,000,000	1,500,079,167
SG Cowen Securities Corp.	300,000,000	1.91	03/01/2002	300,000,000	300,015,917
UBS Warburg LLC	1,500,400,000	1.90	03/01/2002	1,500,400,000	1,500,479,188
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II				$11,100,400,000	$11,100,986,300

7. OTHER MATTERS

As of February 28, 2002, Goldman, Sachs & Co. Profit Sharing Master Trust was the beneficial owner of approximately 13% of the outstanding shares of the CORE U.S. Equity Fund. In addition, the following Goldman Sachs Asset Allocation Portfolios were beneficial owners of the Funds (as a percentage of outstanding shares):

Fund	Goldman Sachs Balanced Strategy Portfolio	Goldman Sachs Growth and Income Strategy Portfolio	Goldman Sachs Growth Strategy Portfolio	Goldman Sachs Aggressive Growth Strategy Portfolio
CORE Large Cap Growth	—%	—%	6%	—%
CORE Small Cap Equity	—	5	10	5
CORE Large Cap Value	—	18	15	9
CORE International Equity	5	19	23	13

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

8. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 28, 2002, is as follows:

	CORE U.S. Equity Fund	
	Shares	Dollars
Class A Shares		
Shares sold	1,374,005	$ 32,745,705
Reinvestment of dividends and distributions	—	—
Shares repurchased	(2,365,484)	(56,032,401)
	(991,479)	(23,286,696)
Class B Shares		
Shares sold	388,903	8,959,294
Reinvestment of dividends and distributions	—	—
Shares repurchased	(839,936)	(19,153,308)
	(451,033)	(10,194,014)
Class C Shares		
Shares sold	311,296	7,154,484
Reinvestment of dividends and distributions	—	—
Shares repurchased	(296,588)	(6,770,274)
	14,708	384,210
Institutional Shares		
Shares sold	541,850	13,334,191
Reinvestment of dividends and distributions	—	—
Shares repurchased	(2,376,327)	(58,330,496)
	(1,834,477)	(44,996,305)
Service Shares		
Shares sold	31,806	749,950
Reinvestment of dividends and distributions	—	—
Shares repurchased	(68,680)	(1,660,830)
	(36,874)	(910,880)
NET INCREASE (DECREASE)	(3,299,155)	$(79,003,685)

	CORE Large Cap Growth Fund		CORE Small Cap Equity Fund		CORE Large Cap Value Fund		CORE International Equity Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	2,053,656	$ 23,384,057	1,861,868	$ 19,331,139	1,583,669	$ 15,726,407	8,473,010	$ 65,539,860
	57,886	687,075	146,622	1,533,672	25,151	242,413	—	—
	(5,747,465)	(65,238,544)	(1,431,243)	(14,430,889)	(2,188,771)	(21,767,117)	(10,172,448)	(79,302,697)
	(3,635,923)	(41,167,412)	577,247	6,433,922	(579,951)	(5,798,297)	(1,699,438)	(13,762,837)
	637,063	7,081,272	444,435	4,471,568	381,989	3,777,999	49,257	377,085
	39,734	456,026	61,105	617,160	—	—	—	—
	(2,058,205)	(22,552,991)	(178,697)	(1,787,078)	(254,922)	(2,500,845)	(157,020)	(1,202,970)
	(1,381,408)	(15,015,693)	326,843	3,301,650	127,067	1,277,154	(107,763)	(825,885)
	611,769	6,739,048	258,481	2,612,378	260,920	2,590,357	77,118	586,938
	16,651	191,322	29,368	297,493	—	—	—	—
	(1,642,769)	(17,943,320)	(103,077)	(1,011,392)	(375,789)	(3,687,960)	(131,678)	(1,002,870)
	(1,014,349)	(11,012,950)	184,772	1,898,479	(114,869)	(1,097,603)	(54,560)	(415,932)
	1,768,871	20,921,779	3,365,144	36,695,206	1,054,242	10,373,385	2,801,904	22,112,987
	41,971	504,073	190,819	2,022,686	65,179	629,477	73,614	587,439
	(5,214,087)	(58,672,238)	(1,654,549)	(16,043,857)	(2,971,848)	(30,117,796)	(6,557,578)	(51,591,474)
	(3,403,245)	(37,246,386)	1,901,414	22,674,035	(1,852,427)	(19,114,934)	(3,682,060)	(28,891,048)
	7,693	87,943	34,696	356,889	—	—	—	—
	271	3,199	1,098	11,416	3	27	—	—
	(34,276)	(370,757)	(2,924)	(29,152)	—	—	—	—
	(26,312)	(279,615)	32,870	339,153	3	27	—	—
	(9,461,237)	$(104,722,056)	3,023,146	$ 34,647,239	(2,420,177)	$(24,733,653)	(5,543,821)	$(43,895,702)

Notes to Financial Statements (continued)

February 28, 2002 (Unaudited)

9. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2001, is as follows:

	CORE U.S. Equity Fund	
	Shares	Dollars
Class A Shares		
Shares sold	2,887,119	$ 82,795,390
Reinvestment of dividends and distributions	2,235,052	65,375,287
Shares repurchased	(5,185,493)	(143,357,869)
	(63,322)	4,812,808
Class B Shares		
Shares sold	778,895	21,828,412
Reinvestment of dividends and distributions	839,287	23,760,217
Shares repurchased	(1,455,193)	(39,837,044)
	162,989	5,751,585
Class C Shares		
Shares sold	514,013	13,982,502
Reinvestment of dividends and distributions	190,739	5,376,922
Shares repurchased	(501,724)	(13,507,111)
	203,028	5,852,313
Institutional Shares		
Shares sold	1,916,303	55,803,280
Reinvestment of dividends and distributions	1,135,945	33,646,680
Shares repurchased	(2,868,580)	(76,951,244)
	183,668	12,498,716
Service Shares		
Shares sold	79,748	2,244,525
Reinvestment of dividends and distributions	38,388	1,116,694
Shares repurchased	(98,651)	(2,803,907)
	19,485	557,312
NET INCREASE (DECREASE)	505,848	$ 29,472,734

	CORE Large Cap Growth Fund		CORE Small Cap Equity Fund		CORE Large Cap Value Fund		CORE International Equity Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	6,168,012	$ 95,741,614	2,022,509	$ 22,619,142	3,966,486	$ 42,004,262	11,612,532	$ 106,865,849
	1,488,521	25,452,620	432,025	4,583,789	125,811	1,350,040	764,938	7,511,678
	(10,302,421)	(150,608,397)	(1,983,323)	(21,836,891)	(4,714,321)	(50,474,772)	(12,389,869)	(115,780,893)
	(2,645,888)	(29,414,163)	471,211	5,366,040	(622,024)	(7,120,470)	(12,399)	(1,403,366)
	2,177,265	34,560,438	314,087	3,371,209	811,627	8,604,085	112,634	1,091,018
	855,157	14,255,459	143,980	1,487,328	10,975	117,975	55,008	536,325
	(3,301,113)	(46,149,204)	(305,623)	(3,263,601)	(439,443)	(4,662,851)	(205,726)	(1,930,829)
	(268,691)	2,666,693	152,444	1,594,936	383,159	4,059,209	(38,084)	(303,486)
	1,542,954	24,343,162	304,428	3,271,879	624,309	6,632,318	405,666	3,658,422
	359,027	5,984,982	67,366	697,915	7,184	77,382	27,530	268,693
	(1,966,372)	(27,832,566)	(163,093)	(1,729,912)	(185,391)	(1,962,780)	(430,258)	(3,952,759)
	(64,391)	2,495,578	208,701	2,239,882	446,102	4,746,920	2,938	(25,644)
	5,435,807	79,812,699	941,751	10,710,914	3,954,815	42,173,728	10,930,437	98,835,465
	928,561	15,989,817	732,901	7,871,359	226,326	2,411,535	1,731,213	17,173,630
	(3,121,889)	(49,075,630)	(2,448,901)	(27,280,273)	(7,538,227)	(81,303,335)	(5,195,178)	(49,351,067)
	3,242,479	46,726,886	(774,249)	(8,698,000)	(3,357,086)	(36,718,072)	7,466,472	66,658,028
	17,980	254,626	14,531	168,098	4,301	45,450	—	—
	10,118	172,313	1,080	11,424	14	150	146	1,436
	(85,244)	(1,240,841)	(1,463)	(15,932)	—	—	—	—
	(57,146)	(813,902)	14,148	163,590	4,315	45,600	146	1,436
	206,363	$ 21,661,092	72,255	$ 666,448	(3,145,534)	$(34,986,813)	7,419,073	$ 64,926,968

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$24.30	$ 0.03 [(c)]	$(0.42)	$(0.39)	$ —	$ —	$ —	$ —
2002 - Class B Shares	23.39	(0.06)[(c)]	(0.40)	(0.46)	—	—	—	—
2002 - Class C Shares	23.29	(0.06)[(c)]	(0.39)	(0.45)	—	—	—	—
2002 - Institutional Shares	24.68	0.07 [(c)]	(0.42)	(0.35)	—	—	—	—
2002 - Service Shares	24.15	0.01 [(c)]	(0.41)	(0.40)	—	—	—	—
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	36.77	0.01 [(c)]	(8.96)	(8.95)	(0.06)	—	(3.46)	(3.52)
2001 - Class B Shares	35.71	(0.19)[(c)]	(8.67)	(8.86)	—	—	(3.46)	(3.46)
2001 - Class C Shares	35.59	(0.19)[(c)]	(8.65)	(8.84)	—	—	(3.46)	(3.46)
2001 - Institutional Shares	37.30	0.13 [(c)]	(9.09)	(8.96)	(0.19)	(0.01)	(3.46)	(3.66)
2001 - Service Shares	36.54	(0.01)[(c)]	(8.91)	(8.92)	(0.01)	—	(3.46)	(3.47)
2000 - Class A Shares	34.21	0.10 [(c)]	6.00	6.10	—	—	(3.54)	(3.54)
2000 - Class B Shares	33.56	(0.14)[(c)]	5.83	5.69	—	—	(3.54)	(3.54)
2000 - Class C Shares	33.46	(0.13)[(c)]	5.80	5.67	—	—	(3.54)	(3.54)
2000 - Institutional Shares	34.61	0.24 [(c)]	6.07	6.31	(0.08)	—	(3.54)	(3.62)
2000 - Service Shares	34.05	0.07 [(c)]	5.96	6.03	—	—	(3.54)	(3.54)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	32.98	0.03	1.20	1.23	—	—	—	—
1999 - Class B Shares	32.50	(0.11)	1.17	1.06	—	—	—	—
1999 - Class C Shares	32.40	(0.10)	1.16	1.06	—	—	—	—
1999 - Institutional Shares	33.29	0.11	1.21	1.32	—	—	—	—
1999 - Service Shares	32.85	0.01	1.19	1.20	—	—	—	—
FOR THE YEARS ENDED JANUARY 31,								
1999 - Class A Shares	26.59	0.04	7.02	7.06	(0.03)	(0.01)	(0.63)	(0.67)
1999 - Class B Shares	26.32	(0.10)	6.91	6.81	—	—	(0.63)	(0.63)
1999 - Class C Shares	26.24	(0.10)	6.89	6.79	—	—	(0.63)	(0.63)
1999 - Institutional Shares	26.79	0.20	7.11	7.31	(0.15)	(0.03)	(0.63)	(0.81)
1999 - Service Shares	26.53	0.06	7.01	7.07	(0.10)	(0.02)	(0.63)	(0.75)
1998 - Class A Shares	23.32	0.11	5.63	5.74	(0.12)	—	(2.35)	(2.47)
1998 - Class B Shares	23.18	0.11	5.44	5.55	—	(0.06)	(2.35)	(2.41)
1998 - Class C Shares (commenced August 15, 1997)	27.48	0.03	1.22	1.25	—	(0.14)	(2.35)	(2.49)
1998 - Institutional Shares	23.44	0.30	5.65	5.95	(0.24)	(0.01)	(2.35)	(2.60)
1998 - Service Shares	23.27	0.19	5.57	5.76	(0.07)	(0.08)	(2.35)	(2.50)
1997 - Class A Shares	19.66	0.16	4.46	4.62	(0.16)	—	(0.80)	(0.96)
1997 - Class B Shares (commenced May 1, 1996)	20.44	0.04	3.70	3.74	(0.04)	(0.16)	(0.80)	(1.00)
1997 - Institutional Shares	19.71	0.30	4.51	4.81	(0.28)	—	(0.80)	(1.08)
1997 - Service Shares (commenced June 7, 1996)	21.02	0.13	3.15	3.28	(0.13)	(0.10)	(0.80)	(1.03)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$23.91	(1.60)%	$440,234	1.14%[b]	0.21%[b]	1.24%[b]	0.11%[b]	30%
22.93	(1.97)	170,370	1.89[b]	(0.54)[b]	1.99[b]	(0.64)[b]	30
22.84	(1.93)	45,283	1.89[b]	(0.53)[b]	1.99[b]	(0.63)[b]	30
24.33	(1.42)	207,184	0.74[b]	0.62[b]	0.84[b]	0.52[b]	30
23.75	(1.66)	7,306	1.24[b]	0.11[b]	1.34[b]	0.01[b]	30
24.30	(25.96)	471,445	1.14	0.04	1.23	(0.05)	54
23.39	(26.49)	184,332	1.89	(0.70)	1.98	(0.79)	54
23.29	(26.53)	45,841	1.89	(0.70)	1.98	(0.79)	54
24.68	(25.66)	255,400	0.74	0.45	0.83	0.36	54
24.15	(26.02)	8,319	1.24	(0.05)	1.33	(0.14)	54
36.77	18.96	715,775	1.14	0.31	1.23	0.22	59
35.71	18.03	275,673	1.89	(0.44)	1.98	(0.53)	59
35.59	18.03	62,820	1.89	(0.43)	1.98	(0.52)	59
37.30	19.41	379,172	0.74	0.71	0.83	0.62	59
36.54	18.83	11,879	1.24	0.19	1.33	0.10	59
34.21	3.73	614,310	1.14[b]	0.15[b]	1.24[b]	0.05[b]	42
33.56	3.26	214,087	1.89[b]	(0.60)[b]	1.99[b]	(0.70)[b]	42
33.46	3.27	43,361	1.89[b]	(0.61)[b]	1.99[b]	(0.71)[b]	42
34.61	3.97	335,465	0.74[b]	0.54[b]	0.84[b]	0.44[b]	42
34.05	3.65	11,204	1.24[b]	0.06[b]	1.34[b]	(0.04)[b]	42
32.98	26.89	605,566	1.23	0.15	1.36	0.02	64
32.50	26.19	152,347	1.85	(0.50)	1.98	(0.63)	64
32.40	26.19	26,912	1.87	(0.53)	2.00	(0.66)	64
33.29	27.65	307,200	0.69	0.69	0.82	0.56	64
32.85	27.00	11,600	1.19	0.19	1.32	0.06	64
26.59	24.96	398,393	1.28	0.51	1.47	0.32	66
26.32	24.28	59,208	1.79	(0.05)	1.96	(0.22)	66
26.24	4.85	6,267	1.78[b]	(0.21)[b]	1.95[b]	(0.38)[b]	66
26.79	25.76	202,893	0.65	1.16	0.82	0.99	66
26.53	25.11	7,841	1.15	0.62	1.32	0.45	66
23.32	23.75	225,968	1.29	0.91	1.53	0.67	37
23.18	18.59	17,258	1.83[b]	0.06[b]	2.00[b]	(0.11)[b]	37
23.44	24.63	148,942	0.65	1.52	0.85	1.32	37
23.27	15.92	3,666	1.15[b]	0.69[b]	1.35[b]	0.49[b]	37

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)								
2002 - Class A Shares	$11.51	$(0.01)[(c)]	$ (0.29)	$ (0.30)	$ —	$ —	$(0.04)	$(0.04)
2002 - Class B Shares	11.16	(0.05)[(c)]	(0.28)	(0.33)	—	—	(0.04)	(0.04)
2002 - Class C Shares	11.17	(0.06)[(c)]	(0.28)	(0.34)	—	—	(0.04)	(0.04)
2002 - Institutional Shares	11.63	0.01 [(c)]	(0.29)	(0.28)	—	—	(0.04)	(0.04)
2002 - Service Shares	11.45	(0.02)[(c)]	(0.28)	(0.30)	—	—	(0.04)	(0.04)
FOR THE YEARS ENDED AUGUST 31,								
2001 - Class A Shares	22.66	(0.09)[(c)]	(9.97)	(10.06)	(0.02)	—	(1.07)	(1.09)
2001 - Class B Shares	22.14	(0.20)[(c)]	(9.71)	(9.91)	—	—	(1.07)	(1.07)
2001 - Class C Shares	22.15	(0.20)[(c)]	(9.71)	(9.91)	—	—	(1.07)	(1.07)
2001 - Institutional Shares	22.87	(0.02)[(c)]	(10.06)	(10.08)	(0.09)	—	(1.07)	(1.16)
2001 - Service Shares	22.55	(0.10)[(c)]	(9.93)	(10.03)	—	—	(1.07)	(1.07)
2000 - Class A Shares	17.02	0.06 [(c)]	5.67	5.73	—	—	(0.09)	(0.09)
2000 - Class B Shares	16.75	(0.09)[(c)]	5.57	5.48	—	—	(0.09)	(0.09)
2000 - Class C Shares	16.75	(0.08)[(c)]	5.57	5.49	—	—	(0.09)	(0.09)
2000 - Institutional Shares	17.10	0.13 [(c)]	5.73	5.86	—	—	(0.09)	(0.09)
2000 - Service Shares	16.95	0.03 [(c)]	5.66	5.69	—	—	(0.09)	(0.09)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,								
1999 - Class A Shares	16.17	(0.01)	0.86	0.85	—	—	—	—
1999 - Class B Shares	15.98	(0.07)	0.84	0.77	—	—	—	—
1999 - Class C Shares	15.99	(0.07)	0.83	0.76	—	—	—	—
1999 - Institutional Shares	16.21	0.03	0.86	0.89	—	—	—	—
1999 - Service Shares	16.11	(0.02)	0.86	0.84	—	—	—	—
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	11.97	0.01	4.19	4.20	—	—	—	—
1999 - Class B Shares	11.92	(0.06)	4.12	4.06	—	—	—	—
1999 - Class C Shares	11.93	(0.05)	4.11	4.06	—	—	—	—
1999 - Institutional Shares	11.97	0.02	4.23	4.25	—	(0.01)	—	(0.01)
1999 - Service Shares	11.95	(0.01)	4.17	4.16	—	—	—	—
FOR THE PERIOD ENDED JANUARY 31,								
1998 - Class A Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36	(0.01)	—	(0.38)	(0.39)
1998 - Class B Shares (commenced May 1, 1997)	10.00	(0.03)	2.33	2.30	—	—	(0.38)	(0.38)
1998 - Class C Shares (commenced August 15, 1997)	11.80	(0.02)	0.54	0.52	—	(0.01)	(0.38)	(0.39)
1998 - Institutional Shares (commenced May 1, 1997)	10.00	0.01	2.35	2.36	(0.01)	—	(0.38)	(0.39)
1998 - Service Shares (commenced May 1, 1997)	10.00	(0.02)	2.35	2.33	—	—	(0.38)	(0.38)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.17	(2.65)%	$198,821	1.16%[b]	(0.25)%[b]	1.26%[b]	(0.35)%[b]	50%
10.79	(3.00)	146,947	1.91[b]	(1.00)[b]	2.01[b]	(1.10)[b]	50
10.79	(3.09)	63,859	1.91[b]	(1.01)[b]	2.01[b]	(1.11)[b]	50
11.31	(2.45)	157,822	0.76[b]	0.14[b]	0.86[b]	0.04[b]	50
11.11	(2.67)	983	1.26[b]	(0.35)[b]	1.36[b]	(0.45)[b]	50
11.51	(45.97)	246,785	1.16	(0.57)	1.24	(0.65)	68
11.16	(46.37)	167,469	1.91	(1.32)	1.99	(1.40)	68
11.17	(46.35)	77,398	1.91	(1.32)	1.99	(1.40)	68
11.63	(45.73)	201,935	0.76	(0.15)	0.84	(0.23)	68
11.45	(46.05)	1,316	1.26	(0.68)	1.34	(0.76)	68
22.66	33.73	545,763	1.09	0.31	1.24	0.16	73
22.14	32.78	338,128	1.84	(0.44)	1.99	(0.59)	73
22.15	32.84	154,966	1.84	(0.43)	1.99	(0.58)	73
22.87	34.34	322,900	0.69	0.65	0.84	0.50	73
22.55	33.64	3,879	1.19	0.15	1.34	—	73
17.02	5.26	300,684	1.04[b]	(0.11)[b]	1.26[b]	(0.33)[b]	33
16.75	4.82	181,626	1.79[b]	(0.87)[b]	2.01[b]	(1.09)[b]	33
16.75	4.75	75,502	1.79[b]	(0.87)[b]	2.01[b]	(1.09)[b]	33
17.10	5.49	310,704	0.64[b]	0.31[b]	0.86[b]	0.09[b]	33
16.95	5.21	2,510	1.14[b]	(0.21)[b]	1.36[b]	(0.43)[b]	33
16.17	35.10	175,510	0.97	0.05	1.46	(0.44)	63
15.98	34.07	93,711	1.74	(0.73)	2.11	(1.10)	63
15.99	34.04	37,081	1.74	(0.74)	2.11	(1.11)	63
16.21	35.54	295,734	0.65	0.35	1.02	(0.02)	63
16.11	34.85	1,663	1.15	(0.16)	1.52	(0.53)	63
11.97	23.79	53,786	0.91[b]	0.12[b]	2.40[b]	(1.37)[b]	75
11.92	23.26	13,857	1.67[b]	(0.72)[b]	2.91[b]	(1.96)[b]	75
11.93	4.56	4,132	1.68[b]	(0.76)[b]	2.92[b]	(2.00)[b]	75
11.97	23.89	4,656	0.72[b]	0.42[b]	1.96[b]	(0.82)[b]	75
11.95	23.56	115	1.17[b]	(0.21)[b]	2.41[b]	(1.45)[b]	75

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)							
2002 - Class A Shares	$10.59	$ — [(c)]	$ 0.38	$ 0.38	$ —	$(0.40)	$(0.40)
2002 - Class B Shares	10.26	(0.03)[(c)]	0.36	0.33	—	(0.40)	(0.40)
2002 - Class C Shares	10.29	(0.03)[(c)]	0.36	0.33	—	(0.40)	(0.40)
2002 - Institutional Shares	10.76	0.02 [(c)]	0.38	0.40	(0.04)	(0.40)	(0.44)
2002 - Service Shares	10.55	— [(c)]	0.38	0.38	(0.02)	(0.40)	(0.42)
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	12.90	0.01 [(c)]	(1.12)	(1.11)	—	(1.20)	(1.20)
2001 - Class B Shares	12.63	(0.07)[(c)]	(1.10)	(1.17)	—	(1.20)	(1.20)
2001 - Class C Shares	12.66	(0.07)[(c)]	(1.10)	(1.17)	—	(1.20)	(1.20)
2001 - Institutional Shares	13.03	0.05 [(c)]	(1.12)	(1.07)	—	(1.20)	(1.20)
2001 - Service Shares	12.87	— [(c)]	(1.12)	(1.12)	—	(1.20)	(1.20)
2000 - Class A Shares	10.23	(0.03)[(c)]	2.70	2.67	—	—	—
2000 - Class B Shares	10.09	(0.11)[(c)]	2.65	2.54	—	—	—
2000 - Class C Shares	10.10	(0.10)[(c)]	2.66	2.56	—	—	—
2000 - Institutional Shares	10.30	0.02 [(c)]	2.71	2.73	—	—	—
2000 - Service Shares	10.22	(0.04)[(c)]	2.69	2.65	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	10.16	(0.01)	0.08	0.07	—	—	—
1999 - Class B Shares	10.07	(0.05)	0.07	0.02	—	—	—
1999 - Class C Shares	10.08	(0.05)	0.07	0.02	—	—	—
1999 - Institutional Shares	10.20	0.02	0.08	0.10	—	—	—
1999 - Service Shares	10.16	(0.01)	0.07	0.06	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	10.59	0.01	(0.43)	(0.42)	(0.01)	—	(0.01)
1999 - Class B Shares	10.56	(0.05)	(0.44)	(0.49)	—	—	—
1999 - Class C Shares	10.57	(0.04)	(0.45)	(0.49)	—	—	—
1999 - Institutional Shares	10.61	0.04	(0.43)	(0.39)	(0.02)	—	(0.02)
1999 - Service Shares	10.60	0.01	(0.44)	(0.43)	(0.01)	—	(0.01)
FOR THE PERIOD ENDED JANUARY 31,							
1998 - Class A Shares (commenced August 15, 1997)	10.00	(0.01)	0.65	0.64	—	(0.05)	(0.05)
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.03)	0.64	0.61	—	(0.05)	(0.05)
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	0.64	0.62	—	(0.05)	(0.05)
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.01	0.65	0.66	—	(0.05)	(0.05)
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	0.64	0.65	—	(0.05)	(0.05)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$10.57	3.66%	$56,120	1.33%[b]	0.05%[b]	1.57%[b]	(0.19)%[b]	52%
10.19	3.29	19,349	2.08[b]	(0.70)[b]	2.32[b]	(0.94)[b]	52
10.22	3.28	10,719	2.08[b]	(0.70)[b]	2.32[b]	(0.94)[b]	52
10.72	3.78	83,009	0.93[b]	0.41 [b]	1.17[b]	0.17 [b]	52
10.51	3.66	545	1.43[b]	(0.10)[b]	1.67[b]	(0.34)[b]	52
10.59	(8.64)	50,093	1.33	0.09	1.59	(0.17)	85
10.26	(9.35)	16,125	2.08	(0.66)	2.34	(0.92)	85
10.29	(9.32)	8,885	2.08	(0.66)	2.34	(0.92)	85
10.76	(8.28)	62,794	0.93	0.48	1.19	0.22	85
10.55	(8.75)	201	1.43	0.03	1.69	(0.23)	85
12.90	26.10	54,954	1.33	(0.21)	1.55	(0.43)	135
12.63	25.17	17,923	2.08	(0.96)	2.30	(1.18)	135
12.66	25.35	8,289	2.08	(0.96)	2.30	(1.18)	135
13.03	26.60	86,196	0.93	0.19	1.15	(0.03)	135
12.87	25.93	63	1.43	(0.30)	1.65	(0.52)	135
10.23	0.69	52,660	1.33[b]	(0.12)[b]	1.67[b]	(0.46)[b]	52
10.09	0.20	13,711	2.08[b]	(0.86)[b]	2.42[b]	(1.20)[b]	52
10.10	0.20	6,274	2.08[b]	(0.86)[b]	2.42[b]	(1.20)[b]	52
10.30	0.98	62,633	0.93[b]	0.28[b]	1.27[b]	(0.06)[b]	52
10.22	0.59	64	1.43[b]	(0.22)[b]	1.77[b]	(0.56)[b]	52
10.16	(3.97)	64,087	1.31	0.08	2.00	(0.61)	75
10.07	(4.64)	15,406	2.00	(0.55)	2.62	(1.17)	75
10.08	(4.64)	6,559	2.01	(0.56)	2.63	(1.18)	75
10.20	(3.64)	62,763	0.94	0.60	1.56	(0.02)	75
10.16	(4.07)	54	1.44	0.01	2.06	(0.61)	75
10.59	6.37	11,118	1.25[b]	(0.36)[b]	3.92[b]	(3.03)[b]	38
10.56	6.07	9,957	1.95[b]	(1.04)[b]	4.37[b]	(3.46)[b]	38
10.57	6.17	2,557	1.95[b]	(1.07)[b]	4.37[b]	(3.49)[b]	38
10.61	6.57	9,026	0.95[b]	0.15[b]	3.37[b]	(2.27)[b]	38
10.60	6.47	2	1.45[b]	0.40[b]	3.87[b]	(2.02)[b]	38

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)							
2002 - Class A Shares	$10.31	$ 0.04 (c)	$(0.23)	$(0.19)	$(0.03)	$ —	$(0.03)
2002 - Class B Shares	10.24	— (c)	(0.22)	(0.22)	—	—	—
2002 - Class C Shares	10.25	— (c)	(0.22)	(0.22)	—	—	—
2002 - Institutional Shares	10.31	0.06 (c)	(0.23)	(0.17)	(0.05)	—	(0.05)
2002 - Service Shares	10.31	0.03 (c)	(0.23)	(0.20)	(0.02)	—	(0.02)
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	10.81	0.07 (c)	(0.42)	(0.35)	(0.09)	(0.06)	(0.15)
2001 - Class B Shares	10.75	(0.01)(c)	(0.42)	(0.43)	(0.02)	(0.06)	(0.08)
2001 - Class C Shares	10.76	(0.01)(c)	(0.42)	(0.43)	(0.02)	(0.06)	(0.08)
2001 - Institutional Shares	10.82	0.11 (c)	(0.43)	(0.32)	(0.13)	(0.06)	(0.19)
2001 - Service Shares	10.81	0.06 (c)	(0.42)	(0.36)	(0.08)	(0.06)	(0.14)
2000 - Class A Shares	10.55	0.12 (c)	0.36	0.48	(0.10)	(0.12)	(0.22)
2000 - Class B Shares	10.50	0.05 (c)	0.36	0.41	(0.04)	(0.12)	(0.16)
2000 - Class C Shares	10.51	0.04 (c)	0.37	0.41	(0.04)	(0.12)	(0.16)
2000 - Institutional Shares	10.55	0.16 (c)	0.37	0.53	(0.14)	(0.12)	(0.26)
2000 - Service Shares	10.55	0.11 (c)	0.36	0.47	(0.09)	(0.12)	(0.21)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	10.15	0.04	0.40	0.44	(0.04)	—	(0.04)
1999 - Class B Shares	10.15	0.01	0.36	0.37	(0.02)	—	(0.02)
1999 - Class C Shares	10.15	0.01	0.37	0.38	(0.02)	—	(0.02)
1999 - Institutional Shares	10.16	0.06	0.38	0.44	(0.05)	—	(0.05)
1999 - Service Shares	10.16	0.02	0.40	0.42	(0.03)	—	(0.03)
FOR THE PERIOD ENDED JANUARY 31,							
1999 - Class A Shares (commenced December 31, 1998)	10.00	0.01	0.14	0.15	—	—	—
1999 - Class B Shares (commenced December 31, 1998)	10.00	—	0.15	0.15	—	—	—
1999 - Class C Shares (commenced December 31, 1998)	10.00	—	0.15	0.15	—	—	—
1999 - Institutional Shares (commenced December 31, 1998)	10.00	0.01	0.15	0.16	—	—	—
1999 - Service Shares (commenced December 31, 1998)	10.00	0.02	0.14	0.16	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

| Net asset value, end of period | Total return[a] | Net assets, end of period (in 000s) | Ratio of net expenses to average net assets | Ratio of net investment income (loss) to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$10.09	(1.84)%	$ 82,125	1.10%[b]	0.80%[b]	1.19%[b]	0.71%[b]	36%
10.02	(2.15)	22,882	1.85[b]	0.05 [b]	1.94[b]	(0.04)[b]	36
10.03	(2.15)	13,743	1.85[b]	0.05 [b]	1.94[b]	(0.04)[b]	36
10.09	(1.63)	111,181	0.70[b]	1.20 [b]	0.79[b]	1.11 [b]	36
10.09	(1.89)	55	1.20[b]	0.70 [b]	1.29[b]	0.61 [b]	36
10.31	(3.32)	89,861	1.10	0.64	1.17	0.57	70
10.24	(4.08)	22,089	1.85	(0.11)	1.92	(0.18)	70
10.25	(4.07)	15,222	1.85	(0.11)	1.92	(0.18)	70
10.31	(3.03)	132,684	0.70	1.04	0.77	0.97	70
10.31	(3.43)	56	1.20	0.52	1.27	0.45	70
10.81	4.68	100,972	1.06	1.14	1.17	1.03	83
10.75	3.96	19,069	1.81	0.44	1.92	0.33	83
10.76	3.97	11,178	1.81	0.45	1.92	0.34	83
10.82	5.20	175,493	0.66	1.54	0.77	1.43	83
10.81	4.60	12	1.16	1.07	1.27	0.96	83
10.55	4.31	91,072	1.04[b]	0.87 [b]	1.21[b]	0.70 [b]	36
10.50	3.68	14,464	1.79[b]	0.05 [b]	1.96[b]	(0.12)[b]	36
10.51	3.73	8,032	1.79[b]	0.09 [b]	1.96[b]	(0.08)[b]	36
10.55	4.35	189,540	0.64[b]	1.29 [b]	0.81[b]	1.12 [b]	36
10.55	4.11	13	1.14[b]	0.72 [b]	1.31[b]	0.55 [b]	36
10.15	1.50	6,665	1.08[b]	1.45 [b]	8.03[b]	(5.50)[b]	0
10.15	1.50	340	1.82[b]	0.84 [b]	8.77[b]	(6.11)[b]	0
10.15	1.50	268	1.83[b]	0.70 [b]	8.78[b]	(6.25)[b]	0
10.16	1.60	53,396	0.66[b]	1.97 [b]	7.61[b]	(4.98)[b]	0
10.16	1.60	2	1.16[b]	2.17 [b]	8.11[b]	(4.78)[b]	0

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 28, (Unaudited)							
2002 - Class A Shares	$ 8.38	$(0.02)[c]	$(0.67)	$(0.69)	$ —	$ —	$ —
2002 - Class B Shares	8.29	(0.04)[c]	(0.66)	(0.70)	—	—	—
2002 - Class C Shares	8.30	(0.04)[c]	(0.66)	(0.70)	—	—	—
2002 - Institutional Shares	8.50	— [c]	(0.67)	(0.67)	(0.02)	—	(0.02)
2002 - Service Shares	8.41	(0.02)[c]	(0.67)	(0.69)	—	—	—
FOR THE YEARS ENDED AUGUST 31,							
2001 - Class A Shares	11.32	— [c]	(2.35)	(2.35)	(0.04)	(0.55)	(0.59)
2001 - Class B Shares	11.22	(0.04)[c]	(2.34)	(2.38)	—	(0.55)	(0.55)
2001 - Class C Shares	11.23	(0.04)[c]	(2.34)	(2.38)	—	(0.55)	(0.55)
2001 - Institutional Shares	11.48	0.07 [c]	(2.39)	(2.32)	(0.11)	(0.55)	(0.66)
2001 - Service Shares	11.36	0.02 [c]	(2.36)	(2.34)	(0.06)	(0.55)	(0.61)
2000 - Class A Shares	10.87	0.02 [c]	0.74	0.76	(0.05)	(0.26)	(0.31)
2000 - Class B Shares	10.81	(0.04)[c]	0.73	0.69	(0.02)	(0.26)	(0.28)
2000 - Class C Shares	10.82	(0.03)[c]	0.72	0.69	(0.02)	(0.26)	(0.28)
2000 - Institutional Shares	11.00	0.09 [c]	0.75	0.84	(0.10)	(0.26)	(0.36)
2000 - Service Shares	10.93	0.05 [c]	0.73	0.78	(0.09)	(0.26)	(0.35)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	9.98	0.05	0.84	0.89	—	—	—
1999 - Class B Shares	9.95	0.01	0.85	0.86	—	—	—
1999 - Class C Shares	9.96	0.01	0.85	0.86	—	—	—
1999 - Institutional Shares	10.06	0.09	0.85	0.94	—	—	—
1999 - Service Shares	10.02	0.01	0.90	0.91	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	9.22	(0.01)	0.79	0.78	(0.02)	—	(0.02)
1999 - Class B Shares	9.21	—	0.74	0.74	—	—	—
1999 - Class C Shares	9.22	—	0.74	0.74	—	—	—
1999 - Institutional Shares	9.24	0.05	0.80	0.85	(0.03)	—	(0.03)
1999 - Service Shares	9.23	—	0.81	0.81	(0.02)	—	(0.02)
FOR THE PERIOD ENDED JANUARY 31,							
1998 - Class A Shares (commenced August 15, 1997)	10.00	—	(0.78)	(0.78)	—	—	—
1998 - Class B Shares (commenced August 15, 1997)	10.00	(0.02)	(0.77)	(0.79)	—	—	—
1998 - Class C Shares (commenced August 15, 1997)	10.00	(0.02)	(0.76)	(0.78)	—	—	—
1998 - Institutional Shares (commenced August 15, 1997)	10.00	0.02	(0.76)	(0.74)	(0.02)	—	(0.02)
1998 - Service Shares (commenced August 15, 1997)	10.00	0.01	(0.78)	(0.77)	—	—	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$ 7.69	(8.23)%	$ 86,934	1.66%[b]	(0.55)%[b]	1.80%[b]	(0.69)%[b]	51%
7.59	(8.44)	7,033	2.16[b]	(1.04)[b]	2.30[b]	(1.18)[b]	51
7.60	(8.43)	4,267	2.16[b]	(1.04)[b]	2.30[b]	(1.18)[b]	51
7.81	(7.91)	239,150	1.01[b]	0.11 [b]	1.15[b]	(0.03)[b]	51
7.72	(8.20)	19	1.51[b]	(0.40)[b]	1.65[b]	(0.54)[b]	51
8.38	(21.50)	108,955	1.66	—	1.77	(0.11)	93
8.29	(21.93)	8,575	2.16	(0.47)	2.27	(0.58)	93
8.30	(21.91)	5,114	2.16	(0.44)	2.27	(0.55)	93
8.50	(21.02)	291,596	1.01	0.70	1.12	0.59	93
8.41	(21.37)	21	1.51	0.21	1.62	0.10	93
11.32	6.92	147,409	1.66	0.14	1.75	0.05	92
11.22	6.36	12,032	2.16	(0.36)	2.25	(0.45)	92
11.23	6.34	6,887	2.16	(0.34)	2.25	(0.43)	92
11.48	7.62	308,074	1.01	0.78	1.10	0.69	92
11.36	7.05	27	1.51	0.33	1.60	0.24	92
10.87	8.92	114,502	1.66[b]	0.78 [b]	1.76[b]	0.68 [b]	65
10.81	8.64	9,171	2.16[b]	0.26 [b]	2.26[b]	0.16 [b]	65
10.82	8.63	4,913	2.16[b]	0.23 [b]	2.26[b]	0.13 [b]	65
11.00	9.34	271,212	1.01[b]	1.43 [b]	1.11[b]	1.33 [b]	65
10.93	9.08	8	1.51[b]	0.07 [b]	1.61[b]	(0.03)[b]	65
9.98	8.37	110,338	1.63	(0.11)	1.94	(0.42)	195
9.95	8.03	7,401	2.08	(0.03)	2.39	(0.34)	195
9.96	8.03	3,742	2.08	(0.04)	2.39	(0.35)	195
10.06	9.20	280,731	1.01	0.84	1.32	0.53	195
10.02	8.74	22	1.50	0.02	1.81	(0.29)	195
9.22	(7.66)	7,087	1.50[b]	(0.27)[b]	4.87[b]	(3.90)[b]	25
9.21	(7.90)	2,721	2.00[b]	(0.72)[b]	5.12[b]	(3.84)[b]	25
9.22	(7.80)	1,608	2.00[b]	(0.73)[b]	5.12[b]	(3.85)[b]	25
9.24	(7.45)	17,719	1.00[b]	0.59 [b]	4.12[b]	(2.53)[b]	25
9.23	(7.70)	1	1.50[b]	0.26 [b]	4.62[b]	(2.86)[b]	25

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and more than $329 billion in assets under management — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products

- Thoughtful Solutions
- Risk Management

Outstanding Client Service

- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 40 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.


GLOBAL SECTOR
INTERNATIONAL EQUITY
DOMESTIC EQUITY
FIXED INCOME
MONEY MARKET
Higher Risk/Return
Lower Risk/Return
ASSET ALLOCATION PORTFOLIOS
SPECIALTY

Global Sector Funds

- Consumer Growth Fund
- Financial Services Fund
- Health Sciences Fund
- Infrastructure and Resources Fund
- Technology Fund

International Equity Funds

- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds

- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Fund

Specialty Funds

- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds

- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds

- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Adjustable Rate Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and the CORE℠ Funds are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Investors should read the Prospectus carefully before investing or sending money.

Emerging markets securities are volatile. They are subject to substantial currency fluctuations and sudden economic and political developments. At times the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

CORE℠ is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co. is the distributor of the Fund.

 CORESAR / 93.6K / 04-02